Exhibit 99.1
JD.com, Inc.
INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS

Page(s)

Unaudited Interim Condensed Consolidated Balance Sheets as of December 31, 2018 and September 30, 2019	F-2 ~ F- 3

Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Income for the nine months ended September 30, 2018 and 2019	F- 4 ~ F- 5

Unaudited Interim Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2018 and 2019	F- 6 ~ F- 8

Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity for the nine months ended September 30, 2018 and 2019	F- 9

Notes to the Unaudited Interim Condensed Consolidated Financial Statements	F-1 0 ~ F- 65

F-1

JD.com, Inc.
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
(All amounts in thousands, except for share, per share data or otherwise noted)

	As of
	December 31, 2018	September 30, 2019
	RMB	RMB	US$
			Note 2(f)
ASSETS
Current assets
Cash and cash equivalents	34,262,445	32,124,639	4,494,402
Restricted cash	3,239,613	2,634,589	368,593
Short-term investments	2,035,575	24,466,018	3,422,922
Accounts receivable, net	11,109,988	6,014,257	841,425
Advance to suppliers	477,109	661,310	92,521
Inventories, net	44,030,084	48,265,449	6,752,585
Loan receivables, net	2,716,475	917,777	128,402
Prepayments and other current assets	3,848,225	4,298,088	601,325
Amount due from related parties	3,136,265	10,221,119	1,429,987

Total current assets	104,855,779	129,603,246	18,132,162
Non-current assets
Property, equipment and software, net	21,082,838	19,504,619	2,728,797
Construction in progress	6,553,712	5,462,615	764,248
Intangible assets, net	5,011,706	4,254,861	595,277
Land use rights, net	10,475,658	10,554,375	1,476,611
Operating lease right-of-use assets	—	8,944,250	1,251,347
Goodwill	6,643,669	6,643,669	929,483
Investment in equity investees	31,356,616	38,576,219	5,397,011
Investment securities	15,901,573	15,707,634	2,197,579
Deferred tax assets	103,158	86,910	12,159
Other non-current assets	5,283,948	6,493,613	908,490
Amount due from related parties	1,896,200	—	—

Total non-current assets	104,309,078	116,228,765	16,261,002

Total assets	209,164,857	245,832,011	34,393,164

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-2

JD.com, Inc.
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
(All amounts in thousands, except for share, per share data or otherwise noted)

	As of
	December 31, 2018	September 30, 2019
	RMB	RMB	US$
			Note 2(f)
LIABILITIES
Current liabilities
(including amounts of the consolidated VIEs and VIEs’ subsidiaries without recourse to the primary beneficiaries of RMB9,234,523 and RMB13,984,068 as of December 31, 2018 and September 30, 2019, respectively. Note 1)

Short-term borrowings	147,264	—	—
Nonrecourse securitization debt	4,397,670	—	—
Accounts payable	79,985,018	86,449,770	12,094,768
Advance from customers	13,017,603	14,361,669	2,009,271
Deferred revenues (including amounts in relation to traffic support, marketing and promotion services to be provided to related parties of RMB863,480 and RMB982,263 as of December 31, 2018 and September 30, 2019, respectively.)	1,980,489	4,102,939	574,022
Taxes payable	825,677	1,377,010	192,651
Amount due to related parties	215,614	285,559	39,951
Accrued expenses and other current liabilities	20,292,680	22,803,367	3,190,308
Operating lease liabilities	—	3,392,274	474,597

Total current liabilities	120,862,015	132,772,588	18,575,568
Non-current liabilities
Deferred revenues (including amounts in relation to traffic support, marketing and promotion services to be provided to related parties of RMB463,153 and RMB1,884,867 as of December 31, 2018 and September 30, 2019, respectively)	463,153	2,047,232	286,418
Unsecured senior notes	6,786,143	7,004,464	979,961
Deferred tax liabilities	828,473	1,116,561	156,213
Long-term borrowings	3,088,440	3,182,805	445,291
Operating lease liabilities	—	5,740,119	803,072
Other non-current liabilities	308,489	250,632	35,065

Total non-current liabilities	11,474,698	19,341,813	2,706,020

Total liabilities	132,336,713	152,114,401	21,281,588

Commitments and contingencies (Note 27)

MEZZANINE EQUITY
Convertible redeemable non-controlling interests (Note 16)	15,961,284	15,963,587	2,233,388

SHAREHOLDERS’ EQUITY:
JD.com, Inc. shareholders’ equity
Ordinary shares (US$0.00002 par value; 100,000,000,000 shares authorized; 2,507,473,330 Class A ordinary shares issued and 2,447,926,638 outstanding, 458,342,517 Class B ordinary shares issued and 446,369,717 outstanding as of December 31, 2018, 2,520,271,138 Class A ordinary shares issued and 2,477,306,110 outstanding, 453,672,011 Class B ordinary shares issued and 443,015,831 outstanding as of September 30, 2019.)	380	381	53
Additional paid-in capital	82,832,895	87,800,039	12,283,677
Statutory reserves	1,400,412	1,400,412	195,925
Treasury stock	(3,783,729)	(2,738,543)	(383,136)
Accumulated deficit	(24,038,081)	(15,487,880)	(2,166,834)
Accumulated other comprehensive income	3,359,096	4,920,463	688,398

Total JD.com, Inc. shareholders’ equity	59,770,973	75,894,872	10,618,083
Non-controlling interests	1,095,887	1,859,151	260,105

Total shareholders’ equity	60,866,860	77,754,023	10,878,188

Total liabilities, mezzanine equity and shareholders’ equity	209,164,857	245,832,011	34,393,164

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-3

JD.com, Inc.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE INCOME
(All amounts in thousands, except for share, per share data or otherwise noted)

	For the nine months ended September 30,
	2018	2019
	RMB	RMB	US$
			Note 2(f)
Net revenues
Net product revenues	295,877,172	361,021,874	50,508,818
Net service revenues	31,310,038	45,182,572	6,321,275

Total net revenues	327,187,210	406,204,446	56,830,093

Cost of revenues	(280,405,430)	(345,781,556)	(48,376,618)
Fulfillment	(23,149,139)	(25,973,275)	(3,633,795)
Marketing	(12,884,197)	(14,008,595)	(1,959,875)
Technology and content	(8,642,324)	(11,027,619)	(1,542,821)
General and administrative	(3,764,030)	(4,018,365)	(562,190)
Impairment of goodwill and intangible assets	(22,317)	—	—
Gain on disposals of long-lived assets	—	3,070,297	429,550

Income/(loss) from operations	(1,680,227)	8,465,333	1,184,344

Other income/(expense)
Share of results of equity investees	(941,821)	(1,220,008)	(170,685)
Interest income	1,728,034	1,191,145	166,647
Interest expense	(709,691)	(505,238)	(70,685)
Others, net	4,046,546	1,728,325	241,802

Income before tax	2,442,841	9,659,557	1,351,423
Income tax expenses	(365,905)	(1,323,303)	(185,137)

Net income	2,076,936	8,336,254	1,166,286
Net loss attributable to non-controlling interests shareholders	(237,810)	(216,250)	(30,254)
Net income attributable to mezzanine equity classified non-controlling interests shareholders	1,653	2,303	322

Net income attributable to ordinary shareholders	2,313,093	8,550,201	1,196,218

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-
4

JD.com, Inc.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE INCOME
(All amounts in thousands, except for share, per share data or otherwise noted)

	For the nine months ended September 30,
	2018	2019
	RMB	RMB	US$
			Note 2(f)
Net income	2,076,936	8,336,254	1,166,286
Other comprehensive income:
Foreign currency translation adjustments	2,768,935	1,566,201	219,120
Net change in unrealized gains/(losses) on available-for-sale securities:
Unrealized gains, nil of tax	228,323	144,999	20,286
Reclassification adjustment for losses recorded in net income, nil of tax	(249,399)	(107,416)	(15,028)

Net unrealized gains/(losses) on available-for-sale securities	(21,076)	37,583	5,258

Total other comprehensive income	2,747,859	1,603,784	224,378

Total comprehensive income	4,824,795	9,940,038	1,390,664
Total comprehensive loss attributable to non-controlling interests shareholders	(237,810)	(173,833)	(24,320)
Total comprehensive income attributable to mezzanine equity classified non-controlling interests shareholders	1,653	2,303	322

Total comprehensive income attributable to ordinary shareholders	5,060,952	10,111,568	1,414,662

Net income per share
Basic	0.81	2.94	0.41
Diluted	0.79	2.89	0.40
Weighted average number of shares
Basic	2,872,165,698	2,909,097,086	2,909,097,086
Diluted	2,945,230,999	2,963,008,845	2,963,008,845

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-
5

JD.com, Inc.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share, per share data or otherwise noted)

	For the nine months ended September 30,
	2018	2019
	RMB	RMB	US$
			Note2(f)
Cash flows from operating activities:
Net income	2,076,936	8,336,254	1,166,286
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,945,319	4,418,714	618,201
Share-based compensation	2,622,942	2,663,590	372,650
Losses from disposal of property, equipment and software	13,839	37,047	5,183
Deferred income tax	(21,777)	304,336	42,578
Amortization of discounts and issuance costs of the unsecured senior notes	10,027	11,020	1,542
Impairment of goodwill and intangible assets	22,317	—	—
Impairment of investments	399,027	1,040,048	145,508
Fair value change of long-term investments	(2,551,671)	714,645	99,983
Gain from disposals of long-lived assets	—	(3,070,297)	(429,550)
Gain from business and investment disposals	(1,459,805)	(1,199,765)	(167,853)
Share of results of equity investees	941,821	1,220,008	170,685
Foreign exchange (gains)/losses	245,273	(53,884)	(7,539)
Changes in operating assets and liabilities:
Accounts receivable	2,847	4,107,703	574,689
Inventories	1,925,632	(4,248,903)	(594,443)
Advance to suppliers	(44,978)	(195,991)	(27,420)
Prepayments and other current assets	(1,016,608)	256,874	35,938
Operating lease right-of-use assets	—	(1,707,998)	(238,958)
Amount due from related parties	1,563,788	(2,181,994)	(305,272)
Other non-current assets	(244,106)	(62,319)	(8,719)
Accounts payable	4,405,821	7,169,657	1,003,072
Advance from customers	(723,391)	1,344,068	188,042
Deferred revenues	(440,584)	1,335,722	186,874
Taxes payable	(405,730)	84,002	11,752
Accrued expenses and other current liabilities	3,550,585	2,415,304	337,912
Operating lease liabilities	—	1,937,384	271,050
Amount due to related parties	35,768	102,294	14,311

Net cash provided by operating activities	14,853,292	24,777,519	3,466,502

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-
6

JD.com, Inc.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts in thousands, except for share, per share data or otherwise noted)

	For the nine months ended September 30,
	2018	2019
	RMB	RMB	US$
			Note2(f)
Cash flows from investing activities:
Purchase of short-term investments	(7,086,000)	(24,409,008)	(3,414,946)
Maturity of short-term investments	10,476,207	2,018,324	282,374
Purchases of investment securities	(4,320,750)	(756,826)	(105,884)
Cash received from disposal of investment securities	317,975	657,420	91,976
Prepayments and investments in equity investees	(16,033,332)	(9,437,606)	(1,320,370)
Cash received from disposal of equity investment s	1,606,338	3,284,005	459,449
Cash paid for loan originations	(24,941,046)	(30,261,994)	(4,233,809)
Cash received from loan repayments	24,830,834	32,084,558	4,488,795
Purchase of property, equipment and software	(8,286,240)	(2,009,980)	(281,207)
Purchase of intangible assets	(127,264)	(29,858)	(4,177)
Cash paid for construction in progress	(5,499,980)	(3,832,150)	(536,137)
Purchase of land use rights	(3,220,482)	(782,764)	(109,513)
Cash received from the sales of long-lived asset s	—	5,408,621	756,694
Cash paid for business combination, net of cash acquired	(19,578)	—	—
Loans settled by JD Digits	8,412,441	512,989	71,770
Other investing activities	—	(247,532)	(34,630)

Net cash used in investing activities	(23,890,877)	(27,801,801)	(3,889,615)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-
7

JD.com, Inc.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts in thousands, except for share, per share data or otherwise noted)

	For the nine months ended September 30,
	2018	2019
	RMB	RMB	US$ Note 2(f)
Cash flows from financing activities:
Proceeds from issuance of ordinary shares	3,531,870	—	—
Repurchase of ordinary shares	—	(131,010)	(18,329)
Proceeds from issuance of ordinary shares pursuant to stock plans	46,863	94,434	13,212
Proceeds from issuance of convertible redeemable preferred shares of JD Logistics, net	15,615,199	—	—
Capital injection from non-controlling interest shareholders	197,207	3,573,369	499,933
Proceeds from short-term borrowings	1,169,422	5,803,800	811,981
Repayment of short-term borrowings	(200,000)	(5,969,768)	(835,201)
Proceeds from long-term borrowings	2,890,575	—	—
Repayment of nonrecourse securitization debt	(8,184,630)	(3,886,227)	(543,703)
Proceeds from other financing activities, net	74,300	—	—

Net cash provided by /(used in) financing activities	15,140,806	(515,402)	(72,107)

Effect of exchange rate changes on cash, cash equivalents, and restricted cash	1,811,704	796,854	111,484

Net increase/(decrease) in cash, cash equivalents, and restricted cash	7,914,925	(2,742,830)	(383,736)
Cash, cash equivalents, and restricted cash at beginning of the period	29,798,537	37,502,058	5,246,731

Cash, cash equivalents, and restricted cash at end of the period	37,713,462	34,759,228	4,862,995

Supplemental cash flow disclosures:
Cash paid for income taxes	(666,303)	(671,100)	(93,890)
Cash paid for interest	(292,852)	(398,681)	(55,778)
Supplemental disclosures of non-cash investing and financing activities:
Issuance of ordinary shares in connection with strategic cooperation agreement with Tencent	—	759,195	106,215
Equity investments obtained through commitment of future services and contribution of certain business	181,228	2,370,807	331,688

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-
8

JD.com, Inc.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(All amounts in thousands, except for share, per share data or otherwise noted)

	Ordinary shares		Treasury stock		Additional paid-in capital	Statutory reserves	Accumulated other comprehensive income	Accumulated deficit	Non-controlling interests	Total Shareholders’ equity
	Shares	Amount	Shares	Amount
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2018	2,938,708,899	377	(86,045,470)	(4,457,608)	76,254,607	635,966	1,842,081	(22,234,609)	347,889	52,388,703

Cumulative effect of changes in accounting principles related to revenue recognition and financial instruments	—	—	—	—	—	—	(1,156,642)	1,452,607	—	295,965
Issuance of ordinary shares	27,106,948	3	—	—	3,531,867	—	—	—	—	3,531,870
Accretion of convertible redeemable non-controlling interests	—	—	—	—	—	—	—	(1,653)	—	(1,653)
Exercise of share-based awards	—	—	933,562	58,865	(25,491)	—	—	—	—	33,374
Share-based compensation and vesting of share-based awards	—	—	12,861,594	719,991	1,640,782	—	—	—	262,169	2,622,942
Net income/(loss)	—	—	—	—	—	—	—	2,314,746	(237,810)	2,076,936
Foreign currency translation adjustments	—	—	—	—	—	—	2,768,935	—	—	2,768,935
Net change in unrealized loss on available-for-sale debt securities	—	—	—	—	—	—	(21,076)	—	—	(21,076)
Change of the capital from non-controlling interest shareholders	—	—	—	—	—	—	—	—	181,482	181,482
Share of changes in the equity investee’s capital accounts	—	—	—	—	629,975	—	—	—	—	629,975

Balance as of September 30, 2018	2,965,815,847	380	(72,250,314)	(3,678,752)	82,031,740	635,966	3,433,298	(18,468,909)	553,730	64,507,453

	Ordinary shares		Treasury stock		Additional paid-in capital	Statutory reserves	Accumulated other comprehensive income	Accumulated deficit	Non-controlling interests	Total Shareholders’ equity
	Shares	Amount	Shares	Amount
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2019	2,965,815,847	380	(71,519,492)	(3,783,729)	82,832,895	1,400,412	3,359,096	(24,038,081)	1,095,887	60,866,860

Issuance of ordinary shares	8,127,302	1	—	—	759,194	—	—	—	—	759,195
Repurchase of ordinary shares	—	—	(1,871,696)	(131,010)	—	—	—	—	—	(131,010)
Accretion of convertible redeemable non-controlling interests	—	—	—	—	—	—	—	(2,303)	—	(2,303)
Exercise of share-based awards	—	—	2,533,124	161,459	(63,230)	—	—	—	—	98,229
Share-based compensation and vesting of share-based awards	—	—	17,236,856	1,014,737	1,230,787	—	—	—	418,066	2,663,590
Net income/(loss)	—	—	—	—	—	—	—	8,552,504	(216,250)	8,336,254
Foreign currency translation adjustments	—	—	—	—	—	—	1,523,784	—	42,417	1,566,201
Net change in unrealized gains on available-for-sale debt securities	—	—	—	—	—	—	37,583	—	—	37,583
Change of the capital from non-controlling interest shareholders	—	—	—	—	3,054,338	—	—	—	519,031	3,573,369
Share of changes in the equity investee’s capital accounts	—	—	—	—	(13,945)	—	—	—	—	(13,945)

Balance as of September 30, 2019	2,973,943,149	381	(53,621,208)	(2,738,543)	87,800,039	1,400,412	4,920,463	(15,487,880)	1,859,151	77,754,023

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-9

JD.com, Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in thousands, except for share, per share data
or otherwise noted
)
1.	Principal activities and organization

JD.com, Inc. (the “Company”), through its wholly-owned subsidiaries, consolidated variable interest entities (“VIEs”) and VIEs’ subsidiaries (collectively, the “Group”) serves consumers through its retail websites mainly www.jd.com and mobile apps, focuses on selection, price and convenience, offers programs that enable third-party sellers to sell their products on its websites and to fulfill the orders either by the sellers or through the Group (known as “online marketplace”), provides comprehensive supply chain solutions, primarily including warehousing, transportation, delivery and after-sales service to third-party sellers on its online marketplace and merchants that do not sell products on its online marketplace through the Group’s logistics business (“JD Logistics”). The Group’s principal operations and geographic markets are in the People’s Republic of China (“PRC”). The accompanying consolidated financial statements include the financial statements of the Company, its subsidiaries, consolidated VIEs and VIEs’ subsidiaries.

F-1
0

JD.com, Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in thousands, except for share, per share data
or otherwise noted
)

1.	Principal activities and organization (Continued)

As of September 30, 2019, the Company’s major subsidiaries, consolidated VIEs and VIEs’ subsidiaries are as follows:

	Equity interest held	Place and date of incorporation
Subsidiaries
Beijing Jingdong Century Trade Co., Ltd. (“Jingdong Century”)	100%	Beijing, China, April 2007
Jiangsu Jingdong Information Technology Co., Ltd.	100%	Jiangsu, China, June 2009
Shanghai Shengdayuan Information Technology Co., Ltd. (“Shanghai Shengdayuan”)	100%	Shanghai, China, April 2011
Jingdong E-Commerce (Express) Hong Kong Co., Ltd.	80%	Hong Kong, China, August 2011
Jingdong Technology Group Corporation	100%	Cayman Islands, November 2011
Jingdong Logistics Group Corporation	100%	Cayman Islands, January 2012
Jingdong Express Group Corporation (“Jingdong Express”)	80%	Cayman Islands, January 2012
JD.com E-Commerce (Technology) Hong Kong Co., Ltd.	100%	Hong Kong, China, February 2012
Jingdong E-Commerce (Logistics) Hong Kong Co., Ltd.	100%	Hong Kong, China, February 2012
Jingdong E-Commerce (Trade) Hong Kong Co., Ltd.	100%	Hong Kong, China, February 2012
JD.com International Limited	100%	Hong Kong, China, February 2012
Beijing Jingdong Shangke Information Technology Co., Ltd. (“Beijing Shangke”)	100%	Beijing, China, March 2012
JD.com E-Commerce (Investment) Hong Kong Co., Ltd	100%	Hong Kong, China, July 2013
JD.com American Technologies Corporation	100%	Delaware, USA, August 2013
Chongqing Jingdong Haijia E-commerce Co., Ltd. (“Chongqing Haijia”)	100%	Chongqing, China, June 2014
JD.com Overseas Innovation Limited	100%	Hong Kong, China, October 2014
JD.com International (Singapore) Pte. Ltd.	100%	Singapore, November 2014
JD.com Investment Limited	100%	British Virgin Islands, January 2015
JD.com Asia Investment Corporation	100%	Cayman Islands, March 2015
Suqian Hanbang Investment Management Co., Ltd	100%	Jiangsu, China, January 2016
Xi’an Jingxundi Supply Chain Technology Co., Ltd. (“Xi’an Jingxundi”)	80%	Shaanxi , China, May 2017
Xi’an Jingdong Xuncheng Logistics Co., Ltd.	80%	Shaanxi , China, June 2017
Jingdong Express International Limited	80%	British Virgin Islands, November 2017
Beijing Jinghong Logistics Co., Ltd.	80%	Beijing, China, November 2017
JD Assets Holding Limited	100%	Cayman Islands, March 2018
JD Logistics Holding Limited	100%	Cayman Islands, March 2018

		Place and date of incorporation
Consolidated VIEs
Beijing Jingdong 360 Degree E-commerce Co., Ltd. (“Jingdong 360”)		Beijing, China, April 2007
Fortune Rising Holdings Ltd. (“Fortune Rising”)		British Virgin Islands, May 2008
Jiangsu Yuanzhou E-commerce Co., Ltd. (“Jiangsu Yuanzhou”)		Jiangsu, China, September 2010
Jiangsu Jingdong Bangneng Investment Management Co., Ltd. (“Jingdong Bangneng”)		Jiangsu, China, August 2015
Xi’an Jingdong Xincheng Information Technology Co., Ltd. (“Xi’an Jingdong Xincheng”)		Shaanxi , China, June 2017

Consolidated VIEs’ Subsidiaries
Beijing Jingbangda Trade Co., Ltd. (“Beijing Jingbangda”)		Beijing, China, August 2012
Hengqin Junze Management Consulting Co., Ltd.		Guangdong, China, April 2017
Suqian Jingdong Mingfeng Enterprise Management Co., Ltd.		Jiangsu, China, July 2017
Suqian Jingdong Jinyi Enterprise Management Co., Ltd.		Jiangsu, China, August 2017
Suqian Jingdong Sanhong Enterprise Management Center (limited partnership)		Jiangsu, China, August 2017

F-1

JD.com, Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in thousands, except for share, per share data
or otherwise noted
)

1.	Principal activities and organization (Continued)
• Organization

The Company was incorporated in the British Virgin Islands (“BVI”) in November 2006 and was
re-domiciled
in the Cayman Islands in January 2014 as an exempted company registered under the laws of the Cayman Islands.
In April 2007 and May 2017, the Company established Jingdong Century and Xi’an Jingxundi as wholly foreign-owned enterprises in the PRC, respectively. In April 2007, September 2010, August 2015 and June 2017, Jingdong 360, Jiangsu Yuanzhou, Jingdong Bangneng and Xi’an Jingdong Xincheng were incorporated in the PRC, respectively. The paid-in
capital of each of these entities was funded by the Company, and they were established to facilitate the Group’s operation and business expansion plans and comply with the PRC laws and regulations which prohibit or restrict foreign ownership of the companies where the PRC operating licenses are required. By entering into a series of agreements, Jingdong 360, Jiangsu Yuanzhou and Jingdong Bangneng became VIEs of Jingdong Century and Xi’an Jingdong Xincheng became a VIE of Xi’an Jingxundi. Consequently, Jingdong Century became the primary beneficiary of Jingdong 360, Jiangsu Yuanzhou and Jingdong Bangneng, and Xi’an Jingxundi became the primary beneficiary of Xi’an Jingdong Xincheng. Beijing Jingbangda became the subsidiary of Xi’an Jingdong Xincheng and changed from the Company’s subsidiary to the Company’s consolidated VIE’s subsidiary.
In May 2008, Fortune Rising, a BVI incorporated company and a consolidated variable interest entity of the Group, was established by the Group to facilitate the adoption of the Company’s stock incentive plans.
• Consolidated variable interest entities
In order to comply with the PRC laws and regulations which prohibit or restrict foreign control of companies involved in provision of internet content and other restricted businesses, the Group operates its websites and other restricted businesses in the PRC through certain PRC domestic companies, whose equity interests are held by certain management members of the Group (“Nominee Shareholders”). The Group obtained control over these PRC domestic companies by entering into a series of Contractual Arrangements with these PRC domestic companies and their respective Nominee Shareholders. These contractual agreements include loan agreements, exclusive purchase option agreements, exclusive technology consulting and services agreements, intellectual property rights license agreement, equity pledge agreements, powers of attorney, business cooperation agreement and business operation agreements. These contractual agreements can be extended at the Group’s relevant PRC subsidiaries’ options prior to the expiration date. Management concluded that these PRC domestic companies are consolidated VIEs of the Group, of which the Group is the ultimate primary beneficiary. As such, the Group consolidated the financial results of these PRC domestic companies and their subsidiaries in the Group’s consolidated financial statements. Refer to Note 2(b) to the unaudited interim condensed consolidated financial statements for the principles of consolidation.
The following is a summary of the contractual agreements (collectively, “Contractual Agreements”) that the Group, through its subsidiaries, entered into with the consolidated VIEs and their Nominee Shareholders:
• Loan agreements
Pursuant to the relevant loan agreements, the Group’s relevant PRC subsidiaries have granted interest-free loans to the relevant Nominee Shareholders of the VIEs with the sole purpose of providing funds necessary for the capital injection to the relevant VIEs. The loans for initial and subsequent capital injections are eliminated with the capital of the relevant VIEs during consolidation. The Group’s relevant PRC subsidiaries can require the Nominee Shareholders to settle the loan amount with the equity interests of relevant VIEs, subject to any applicable the
PRC laws, rules and regulations. The loan agreements are renewable upon expiration.

F-1

JD.com, Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in thousands, except for share, per share data
or otherwise noted
)

1.	Principal activities and organization (Continued)

• Exclusive purchase option agreements
The Nominee Shareholders of the VIEs have granted the Group’s relevant PRC subsidiaries the exclusive and irrevocable right to purchase from the Nominee Shareholders, to the extent permitted under the
PRC laws and regulations, part or all of the equity interests in these entities for a purchase price equal to the lowest price permitted by PRC laws and regulations. The Group’s relevant PRC subsidiaries may exercise such option at any time. In addition, the VIEs and their Nominee Shareholders have agreed that without prior written consent of the Group’s relevant PRC subsidiaries, they will not transfer or otherwise dispose the equity interests or declare any dividend.
• Exclusive technology consulting and services agreements
The Group’s relevant PRC subsidiaries and relevant VIEs entered into exclusive technology consulting and services agreements under which relevant VIEs engage the Group’s relevant PRC subsidiaries as their exclusive provider of technical platform and technical support, maintenance and other services. The VIEs shall pay to the Group’s relevant PRC subsidiaries service fees determined based on the volume and market price of the service provided. The Group’s relevant PRC subsidiaries exclusively own any intellectual property arising from the performance of the agreements. During the term of the agreements, the relevant VIEs may not enter into any agreement with third parties for the provision of identical or similar services without prior consent of the Group’s relevant PRC subsidiaries.
• Intellectual property rights license agreement
Pursuant to the intellectual property rights license agreement, Jingdong Century has granted Jingdong 360 non-exclusive
rights to use certain software products, trademarks, website, copyrights, and domain names developed or owned by Jingdong Century within the scope of internet information service operation of Jingdong 360 and in the territory of the
PRC. Jingdong 360 has agreed to pay license fees to Jingdong Century and the amount of the license fee
s
is decided based on the agreed arrangement.
• Equity pledge agreements
Pursuant to the relevant equity pledge agreements, the Nominee Shareholders of the VIEs have pledged all of their equity interests in relevant VIEs to the Group’s relevant PRC subsidiaries as collateral for all of their payments due to the Group’s relevant PRC subsidiaries and to secure their obligations under the above agreements. The Nominee Shareholders may not transfer or assign the equity interests, the rights and obligations in the equity pledge agreements or create or permit to create any pledges which may have an adverse effect on the rights or benefits of the Group’s relevant PRC subsidiaries without the Group’s relevant PRC subsidiaries’ preapproval. The Group’s relevant PRC subsidiaries are entitled to transfer or assign in full or in part the equity interests pledged. In the event of default, the Group’s relevant PRC subsidiaries as the pledgee, will be entitled to request immediate repayment of the loans or to dispose of the pledged equity interests through transfer or assignment. The equity pledge agreements will expire on the second anniversary of the date when the Nominee Shareholders have completed all their obligations under the above agreements unless otherwise terminated earlier by the Group’s relevant PRC subsidiaries.

F-1

JD.com, Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in thousands, except for share, per share data
or otherwise noted
)

1.	Principal activities and organization (Continued)

• Powers of attorney
Pursuant to the irrevocable powers of attorney, each of the Nominee Shareholders appointed any person designated by the Group’s relevant PRC subsidiaries as their attorney-in-fact
to exercise all shareholder rights under
the
PRC laws and the relevant articles of association, including but not limited to, voting on their behalf on all matters requiring shareholder approval, disposing of all or part of the Nominee Shareholders’ equity interests, and electing, appointing or removing directors and the general managers of the VIEs. Each power of attorney will remain in force during the period when the Nominee Shareholders continue to be shareholders of the VIEs. Each of the Nominee Shareholders has waived all the rights which have been authorized to the person designated by the Group’s relevant PRC subsidiaries under each power of attorney.
• Business cooperation agreement
Pursuant to the business cooperation agreement, Jingdong 360 has agreed to provide services to Jingdong Century and Shanghai Shengdayuan including operating the Group’s website, posting Jingdong Century’s and Shanghai Shengdayuan’s products and services information on the website, transmitting the users’ orders and transactions information to Jingdong Century and Shanghai Shengdayuan, processing user data and transactions in collaboration with banks and payment agents and other services reasonably requested by Jingdong Century and Shanghai Shengdayuan. Jingdong Century and Shanghai Shengdayuan agree to pay service fees to Jingdong 360 on a quarterly basis. The service fee is decided based on Jingdong 360’s operating costs incurred.
• Business operation agreements
Pursuant to the business operation agreements, the relevant Nominee Shareholders of the VIEs must appoint the candidates nominated by the Group’s relevant PRC subsidiaries to be the directors on the VIEs’ board of directors in accordance with applicable laws and the articles of association of the
VIE, and must cause the persons recommended by the Group’s relevant PRC subsidiaries to be appointed as the VIEs’ general manager, chief financial officer and other senior executives.

F-1

JD.com, Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in thousands, except for share, per share data
or otherwise noted
)

1.	Principal activities and organization (Continued)

• Risks in relations to the VIE structure
In the opinion of management, the Group’s relevant PRC subsidiaries’ Contractual Arrangements with the VIEs and the Nominee Shareholders are in compliance with the PRC laws and regulations and are legally binding and enforceable. The Nominee Shareholders are also shareholders or nominees of shareholders of the Group and therefore have no current interest in seeking to act contrary to the Contractual Arrangements. However, there are substantial uncertainties regarding the interpretation and application of the PRC laws and regulations including those that govern the Group’s Contractual Arrangements, which could limit the Group’s ability to enforce these Contractual Arrangements and if the Nominee Shareholders of the VIEs were to reduce their interests in the Group, their interest may diverge from that of the Group and that may potentially increase the risk that they would seek to act contrary to the Contractual Arrangements. The Group’s ability to control the VIEs also depends on the powers of attorney the Group’s relevant PRC subsidiaries have to vote on all matters requiring shareholder approval in the VIEs. As noted above, the Group believes these powers of attorney are legally enforceable but may not be as effective as direct equity ownership. In addition, if the Group’s corporate structure and the Contractual Arrangements with the VIEs through which the Group conducts its business in the PRC were found to be in violation of any existing or future the PRC laws and regulations, the Group’s relevant PRC regulatory authorities could:
•	revoke or refuse to grant or renew the Group’s business and operating licenses;

•	restrict or prohibit related party transactions between the Group’s relevant PRC subsidiaries and their subsidiaries, the VIEs;

•	impose fines, confiscate income or other requirements which the Group may find difficult or impossible to comply with;

•	require the Group to alter the corporate structure operations; and

•	restrict or prohibit the Group’s ability to finance its operations.

The imposition of any of these government actions could result in a material adverse effect on the Group’s ability to conduct its operations. In such case, the Group may not be able to operate or control the VIEs, which may result in deconsolidation of the VIEs in the Group’s consolidated financial statements. In the opinion of management, the likelihood for the Group to lose such ability is remote based on current facts and circumstances. The Group’s operations depend on the VIEs to honor their contractual agreements with the Group. These agreements are governed by the PRC laws and disputes arising out of these agreements are expected to be decided by arbitration in China. The management believes that each of the Contractual Agreements constitutes valid and legally binding obligations of each party to such Contractual Agreements under the PRC Laws. However, the interpretation and implementation of the laws and regulations in the PRC and their application to an effect on the legality, binding effect and enforceability of contracts are subject to the discretion of competent PRC authorities, and therefore there is no assurance that relevant PRC authorities will take the same position as the Group herein in respect of the legality, binding effect and enforceability of each of the Contractual Agreements. Meanwhile, since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to the Group to enforce the Contractual Arrangements should the VIEs or the Nominee Shareholders of the VIEs fail to perform their obligations under those arrangements.

F-1

JD.com, Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in thousands, except for share, per share data
or otherwise noted
)

1.	Principal activities and organization (Continued)

The following table sets forth the assets, liabilities, results of operations and changes in cash, cash equivalents, and restricted cash of the consolidated VIEs structured by the Contractual Agreements and their subsidiaries taken as a whole, which were included in the Group’s unaudited interim condensed consolidated financial statements with intercompany transactions eliminated:

	As of
	December 31, 2018	September 30, 2019
	RMB	RMB
Total assets	23,878,253	38,631,382
Total liabilities	26,717,946	42,701,758

	For the nine months ended September 30,
	2018	2019
	RMB	RMB
Total net revenues	24,631,962	41,076,147
Net loss	(1,004,037)	(1,075,922)

	For the nine months ended September 30,
	2018	2019
	RMB	RMB
Net cash provided by operating activities	1,473,862	1,709,602
Net cash used in investing activities	(7,855,643)	(3,938,845)
Net cash provided by financing activities	6,352,990	4,076,512

Net increase/(decrease) in cash, cash equivalents, and restricted cash	(28,791)	1,847,269
Cash, cash equivalents, and restricted cash at beginning of the period	719,160	880,204

Cash, cash equivalents, and restricted cash at end of the period	690,369	2,727,473

As of December 31, 2018 and September 30, 2019, the total assets of the Group’s consolidated VIEs and VIEs’ subsidiaries were mainly consisting of cash and cash equivalents, short-term investments, accounts receivable, inventories, prepayments and other current assets, investment securities, investment in equity investees, property, equipment and software, intangible assets and other non-current
assets. As of December 31, 2018 and September 30, 2019, the total liabilities of the consolidated VIEs and VIEs’ subsidiaries were mainly consisting of accounts payable, advance from customers, deferred revenues, accrued expenses and other current liabilities and liabilities to the Group’s other subsidiaries. These balances have been reflected in the Group’s unaudited interim condensed consolidated financial statements with intercompany transactions eliminated.
In accordance with the Contractual Agreements, the Group’s relevant PRC subsidiaries have the power to direct activities of the Group’s consolidated VIEs and VIEs’ subsidiaries, and can have assets transferred out of the Group’s consolidated VIEs and VIEs’ subsidiaries. Therefore, the Group’s relevant PRC subsidiaries consider that there is no asset in the Group’s consolidated VIEs and VIEs’ subsidiaries that can be used only to settle their obligations except for registered capitals and PRC statutory reserves of the Group’s consolidated VIEs amounting to RMB1,067,537 as of September 30, 2019. As the Group’s consolidated VIEs and VIEs’ subsidiaries are incorporated as limited liability companies under the PRC Company Law, the creditors do not have recourse to the general credit of the Group’s relevant PRC subsidiaries for all the liabilities of the Group’s consolidated VIEs and VIEs’ subsidiaries. The total shareholders’ deficit of the Group’s consolidated VIEs and VIEs’ subsidiaries was RMB2,839,693 and RMB4,070,376 as of December 31, 2018 and September 30, 2019, respectively.
Currently there is no contractual arrangement that could require the Group’s relevant PRC subsidiaries or the Group to provide additional financial support to the Group’s consolidated VIEs and VIEs’ subsidiaries. As the Group is conducting certain businesses in the PRC through the consolidated VIEs and VIEs’ subsidiaries, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss.

F-1

JD.com, Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in thousands, except for share, per share data
or otherwise noted
)

1.	Principal activities and organization (Continued)

The Group’s finance business (“JD Digits”), which was deconsolidated from the Group since June 30, 2017 as a result of the reorganization of JD Digits. Because the Group is entitled to a royalty and software technical services fee of 40% of the future pre-tax
profit of JD Digits when JD Digits has a positive
pre-tax
income on a cumulative basis, and therefore the Group is considered to have a variable interest in JD Digits even though the Group has no equity interest in JD Digits. As the Group shares a large portion of JD Digits’s expected residual returns, it limits the right of holders of the equity investment at risk to receive JD Digits’s expected residual returns, hence, JD Digits is a VIE of the Group. Mr. Richard Qiangdong Liu holds a minority equity stake in JD Digits, and obtains majority voting rights in JD Digits through his equity stake and voting arrangements, possesses the power to direct the activities of JD Digits that would most significantly impact its economic performance, and also exposes to benefits and losses of JD Digits. As a result, JD Digits is an unconsolidated VIE of the Group as the Group is not considered the primary beneficiary of JD Digits.
The Group periodically securitizes consumer financing receivables through the transfer of those assets to securitization vehicles, which was considered as variable interest entities of the Group when the Group held the subordinate tranche of such securitization vehicles. The Group consolidated such variable interest entities when the Group or any subsidiary was considered as the primary beneficiary, please refer to Note 2(
o
).
2.	Summary of significant accounting policies

a.	Basis of presentation

The unaudited interim condensed consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”). Significant accounting policies followed by the Group in the preparation of the accompanying unaudited interim condensed consolidated financial statements are summarized below.
The accompanying unaudited interim condensed consolidated financial statements have been prepared on a going concern basis in accordance with U.S. GAAP for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. Certain information and note disclosures normally included in the Group’s annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted consistent with Article 10 of Regulation S-X. The unaudited interim condensed consolidated financial statements have been prepared on the same basis as the audited financial statements and include all adjustments as necessary for the fair statement of the Group’s financial position, results of operations and cash flows as of September 30, 2019 and for the nine months ended September 30, 2018 and 2019. The consolidated balance sheet a
s of
 December 31, 2018 has been derived from the audited financial statements at that date but does not include all the information and footnotes required by U.S. GAAP. The unaudited interim condensed consolidated financial statements and related disclosures have been prepared with the presumption that users of the unaudited interim condensed consolidated financial statements have read or have access to the audited consolidated financial statements for the preceding fiscal years. Accordingly, these financial statements should be read in conjunction with the audited consolidated financial statements and related footnotes for the year ended December 31, 2018. Results for the nine months ended September 30, 2019 are not necessarily indicative of the results expected for the full fiscal year or for any future period.
b.	Principles of consolidation

The unaudited interim condensed consolidated financial statements include the financial statements of the Company, its subsidiaries, the consolidated VIEs and VIEs’ subsidiaries for which the Company is the ultimate primary beneficiary. Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.
A VIE is an entity in which the Company, or its subsidiaries, through the Contractual Arrangements, bear the risks of, and enjoy the rewards normally associated with, ownership of the entity, and therefore the Company or its subsidiaries are the primary beneficiary of the entity.
All transactions and balances among the Company, its subsidiaries, the consolidated VIEs and VIEs’ subsidiaries have been eliminated upon consolidation.
c.	Non-controlling interests

For the Company’s consolidated subsidiaries, VIEs and VIEs’ subsidiaries, non-controlling
interests are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder.
Non-controlling
interests are classified as a separate line item in the equity section of the Group’s unaudited interim condensed consolidated balance sheets and have been separately disclosed in the Group’s unaudited interim condensed consolidated statements of operations and comprehensive income to distinguish the interests from that of the Company.

F-1

JD.com, Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in thousands, except for share, per share data
or otherwise noted
)

2.	Summary of significant accounting policies (Continued)

d.	Use of estimates

The preparation of the unaudited interim condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent liabilities at the balance sheet date, and the reported revenues and expenses during the reported period in the unaudited interim condensed consolidated financial statements and accompanying notes. Significant accounting estimates are used for, but not limited to, sales returns, vendor and customer incentives, the valuation and recognition of share-based compensation arrangements, taxation, fair value of assets and liabilities acquired in business combinations, fair value of certain equity investees, assessment for impairment of long-lived assets, investment in equity investees, investment securities, intangible assets and goodwill, allowance for doubtful accounts, inventory reserve for excess and obsolete inventories, lower of cost and net realizable value of inventories, depreciable lives of property, equipment and software, useful lives of intangible assets, the discount rate for lease, and redemption value of the redeemable preferred shares. Actual results may differ materially from those estimates.
e.	Foreign currency translation

The Group’s reporting currency is Renminbi (“RMB”). The functional currency of the Group’s entities incorporated in Cayman Islands, BVI, Hong Kong, Singapore and the United States of America is U.S. dollars (“US$”). The Group’s PRC subsidiaries, consolidated VIEs and VIEs’ subsidiaries determined their functional currency to be RMB. The Group’s entities incorporated in the Republic of Indonesia, Japan, France, Australia and other jurisdictions generally use their respective local currencies as their functional currencies. The determination of the respective functional currency is based on the criteria of ASC
 Topic
830,
Foreign Currency Matters
.
Transactions denominated in currencies other than functional currency are translated into functional currency at the exchange rates quoted by authoritative banks prevailing at the dates of the transactions. Exchange gains and losses resulting from those foreign currency transactions denominated in a currency other than the functional currency are recorded as a component of others, net in the unaudited interim condensed consolidated statements of operations and comprehensive income. Total exchange gains/(losses) were a loss of

RMB
245,273
and a gain
 of

RMB
53,884
for

the nine months ended September 30, 2018 and 2019, respectively.
The financial statements of the Group are translated from the functional currency into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB using the periodic average exchange rates. The resulting foreign currency translation adjustments are recorded in accumulated other comprehensive income as a component of shareholders’ equity. Total foreign currency translation adjustments to the Group’s other comprehensive income were gains of RMB2,768,935 and RMB1,566,201 for the nine months ended September 30, 2018 and 2019, respectively.
f.	Convenience translation

Translations of the unaudited interim condensed
c
onsolidated
b
alance
s
heets, the unaudited interim condensed consolidated statements of operations and comprehensive income and the unaudited interim condensed consolidated statements of cash flows from RMB into US$ as of and for the nine months ended September 30, 2019 are solely for the convenience of the readers and were calculated at the rate of US$
1.00
=RMB
7.1477
, representing

the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on September 30, 2019. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on September 30, 2019, or at any other rate.
g.	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, money market fund investments, time deposits, as well as highly liquid investments, some of which are subject to certain penalty as to early withdrawal, which have original maturities of three months or less.

JD.com, Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in thousands, except for share, per share data
or otherwise noted
)

2.	Summary of significant accounting policies (Continued)

h.	Restricted cash

Cash that is restricted as to withdrawal or for use or pledged as security is reported separately on the face of the unaudited interim condensed
c
onsolidated
b
alance
s
heets, and is included in the total cash, cash equivalents, and restricted cash in the unaudited interim condensed
c
onsolidated
s
tatements of
c
ash
f
lows. The Group’s restricted cash mainly represents security deposits held in designated bank accounts for issuance of bank acceptance and letter of guarantee.
i.	Short-term investments

Short-term investments include wealth management products, which are certain deposits with variable interest rates or principal not-guaranteed
with certain financial institutions. For equity classified securities, the investments are recorded at fair market value with fair value change gains or losses recorded in interest income in the unaudited interim condensed consolidated statements of operations and comprehensive income. The Company also holds debt classified securities, and such investments are recorded as available-for-sale
debt securities and
held-to-maturity
securities.
In addition, short-term investments are also comprised of time deposits placed with banks with original maturities longer than three months but less than one year.
j.	Accounts receivable, net

Accounts receivable, net mainly represent amounts due from customers and online payment channels and are recorded net of allowance for doubtful accounts.
When the consumer financing services are provided to the qualified customers in the online direct sales business, such consumer financing receivables are recorded as accounts receivable. Due to the legacy contractual arrangements in relation to the consumer financing business, the Group remained as the legal owner of the consumer financing receivables, where JD Digits performs the related credit assessment.
JD Digits agreed to purchases the consumer financing receivables past due over certain agreed period of time from the Group at carrying values to absorb the risks, no allowance for doubtful accounts in relation to accounts receivable arising from the consumer financing business were provided. The Group periodically securitizes consumer financing receivables through the transfer of those assets to securitization vehicles, please refer to Note 2(
o
).
Other than the accounts receivable arising from the consumer financing business, the Group considers many factors in assessing the collectability of its accounts receivable, such as the age of the amounts due, the payment history, creditworthiness and financial conditions of the customers and industry trend, to determine the allowance percentage for the overdue balances by age. The Group adjusts the allowance percentage periodically when there are significant differences between estimated bad debts and actual bad debts. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. The Group also makes specific allowance if there is strong evidence indicating that the accounts receivable are likely to be unrecoverable. Accounts receivable balances are written off after all collection efforts have been exhausted.
The accounts receivable with the collection period over one year are classified into other non-current
assets in the unaudited interim condensed
c
onsolidated
b
alance
s
heets.
k.	Inventories, net

Inventories, consisting of products available for sale, are stated at the lower of cost and net realizable value. Cost of inventory is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving merchandise and damaged goods, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. The Group takes ownership, risks and rewards of the products purchased, but has arrangements to return unsold goods with certain vendors. Write downs are recorded in cost of revenues in the unaudited interim condensed consolidated statements of operations and comprehensive income.
The Group also provides fulfillment-related services in connection with the Group’s online marketplace. Third-party sellers maintain ownership of their inventories and therefore these products are not included in the Group’s inventories.

F-

JD.com, Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in thousands, except for share, per share data
or otherwise noted
)

2.	Summary of significant accounting policies (Continued)

l.	Loan receivables, net

Loan receivables represent the consumer financing business made to qualified individual customers who are the end user
s
in the online marketplace business. Due to the legacy contractual arrangements in relation to the consumer finance business, the Group remained as the legal owner of the consumer financing receivables, including such loan receivables, where JD Digits performs the related credit assessment. The loan periods extended by the Group to the individual customers mainly range from 1 month to 24 months. The loan receivables are measured at amortized cost and reported in the unaudited interim condensed consolidated balance sheets
at outstanding principal adjusted for doubtful account. The accrued interests are also included in the loan receivable
s
, which
were
immaterial. JD Digits agreed to purchase the receivables past due over certain agreed period of time from the Group at carrying values to absorb the risks, hence no provision for the doubtful account was recorded for the nine months ended September 30, 2018 and 2019. As of December 31, 2018 and September 30, 2019, the loan receivables with the collection period over one year with the amount of RMB105,455 and RMB42,379
, respectively,

were classified into other
non-current
assets in the unaudited interim condensed
consolidated balance sheets
. The Group periodically securitizes loan receivables arising from its consumer financing businesses through the transfer of those assets to securitization vehicles, please refer to Note 2(
o
).

F-2
0

JD.com, Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in thousands, except for share, per share data or otherwise noted)

2.	Summary of significant accounting policies (Continued)

m.	Investment in equity investees

Investment in equity investees represents the Group’s investments in privately held companies, publicly traded companies and private equity funds. The Group applies the equity method of accounting to account for an equity investment, in common stock or in-substance common stock, according to ASC Topic 323
Investment—Equity Method and Joint Ventures
(“ASC 323”), over which it has significant influence but does not own a majority equity interest or otherwise control.
An investment in
in-substance
common stock is an investment in an entity that has risk and reward characteristics that are substantially similar to that entity’s common stock. The Group considers subordination, risks and rewards of ownership and obligation to transfer value when determining whether an investment in an entity is substantially similar to an investment in that entity’s common stock.
Under the equity method, the Group’s share of the post-acquisition profits or losses of the equity investees are recorded in share of results of equity investees in the unaudited interim condensed consolidated statements of operations and comprehensive income and its share of post-acquisition movements are recorded in accumulated other comprehensive income as a component of shareholders’ equity. The Group records its share of the results of equity investments in publicly listed companies and certain privately held companies on one quarter in arrears basis. The excess of the carrying amount of the investment over the underlying equity in net assets of the equity investee represents goodwill and intangible assets acquired. When the Group’s share of losses in the equity investee equals or exceeds its interest in the equity investee, the Group does not recognize further losses, unless the Group has incurred obligations or made payments or guarantees on behalf of the equity investee, or the Group holds other investments in the equity investee.
The Group continually reviews its investment in equity investees under equity method to determine whether a decline in fair value to below the carrying value is other-than-temporary. The primary factors the Group considers in its determination are the duration and severity of the decline in fair value, the financial condition, operating performance and the prospects of the equity investee, and other company specific information such as recent financing rounds. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the equity investee is written down to fair value.
Private equity funds pursue various investment strategies, including event driven and multi-strategy. Investments in private equity funds
generally are not redeemable due to the closed-ended nature of these funds. Beginning on January 1, 2018, these private equity funds, over which the Group does not have the ability to exercise significant influence, are accounted for under the existing practical expedient in ASC Topic 820,
Fair Value Measurements and Disclosures
(“ASC 820”) to estimate fair value using the net asset value per share (or its equivalent) of the investment (“NAV practical expedient”).
Beginning on January 1, 2018, the Group’s equity investments without readily determinable fair values, which do not qualify for NAV practical expedient and over which the Group does not have the ability to exercise significant influence through the investments in common stock or in substance common stock, are accounted for under the measurement alternative upon the adoption of Accounting Standards Update (“ASU”)
2016-01
(the “Measurement Alternative”). Under the Measurement Alternative, the carrying value is measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. All gains and losses on these investments, realized and unrealized, are recognized in others, net in the unaudited interim condensed consolidated statements of operations and comprehensive income. The Group makes assessment of whether an investment is impaired at each reporting date, and recognizes an impairment loss equal to the difference between the carrying value and fair value in others, net in the unaudited interim condensed consolidated statements of operations and comprehensive income if there is any.

F-2
1

JD.com, Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in thousands, except for share, per share data or otherwise noted)

2.	Summary of significant accounting policies (Continued)

n .	Investment securities

The Group invests in marketable equity securities to meet business objectives. Beginning on January 1, 2018, these marketable securities are classified as investments with readily determinable fair values, which are reported at fair value in the unaudited interim condensed consolidated balance sheets, the unrealized gains and losses on equity securities are recorded in others, net in the unaudited interim condensed consolidated statements of operations and comprehensive income upon the adoption of ASU 2016-01.
o .	Nonrecourse securitization debt and transfer of financial assets

The Group periodically securitizes accounts receivable and loan receivables arising from its consumer financing businesses through the transfer of those assets to securitization vehicles. The securitization vehicles then issue debt securities to third-party investors and JD Digits, collateralized by the transferred assets. The asset-backed debt securities issued by the securitization vehicles are nonrecourse to the Group and are payable only out of collections on their respective underlying collateralized assets.
The securitization vehicles are considered variable interest entities pursuant to
ASC Topic 810,
Consolidation
.
 The Group will consolidate the securitization vehicles when economic interests are retained in the form of subordinated interests, and acting as the servicer of securitization vehicles. Accordingly, the Group are precluded from recording the related transfers of assets in securitization transactions as sales. Asset-backed debt securities issued by the consolidated securitization vehicles are accounted for as the financing type transactions.
The Group will not consolidate the securitization vehicles when no economic interests are retained by the Group, and the Group has no continuing involvements, including the servicer of the securitization vehicles. Transfers are accounted for as sale and corresponding transferred accounts receivable are de-recognized in the consolidated balance sheets pursuant to ASC Topic 860,
Transfers and Servicing
(“ASC 860”), only if they meet all of the three criteria: (i) the transferred financial assets have been isolated from the transferor and its creditor, (ii) each transferee has the rights to pledge or exchange the transferred assets, or the transferor has no continuing involvement with the transferred financial assets, and (iii) the transferor does not maintain effective control over the transferred financial assets or third-party beneficial interests related to those transferred assets. Otherwise, the transfer of the assets will be accounted for as a financing type transaction if the conditions in ASC 860-10-40-5 were not met. The under common control relationship of the transferor and transferee should be ignored when applying ASC 860, as long as the transferee will not be consolidated by the transferor.
Due to the Group’s continuing involvement
rights
in securitization vehicles prior to October 2017, the Group cannot derecognize the existing receivables through the transfer of the receivables to securitization vehicles. The proceeds from the financing type transactions are reported as current and non-current
nonrecourse securitization debt in the unaudited interim condensed consolidated balance sheets
based on their respective expected repayment dates pursuant to ASC 860. While the contractual maturities of the asset-backed debt securities are from 2018 to 2019, the securities are repaid as collections on the underlying collateralized assets occur. As of December 31, 2018 and September 30, 2019, the collateralized accounts receivable were RMB3,116,309 and nil, respectively, and the collateralized loan receivables were RMB1,281,361 and nil, respectively. The weighted average interest rate for the outstanding nonrecourse securitization debt as of December 31, 2018 was approximately 5.81% per annum. The interest expenses in relation to the nonrecourse securitization debt were charged back to JD Digits.

F-2
2

JD.com, Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in thousands, except for share, per share data or otherwise noted)

2.	Summary of significant accounting policies (Continued)

o .	Nonrecourse securitization debt and transfer of financial assets (Continued)

Beginning October 2017, the Group revised certain structural arrangements to relinquish its continuing involvement right
s
when setting up the new securitization vehicles. For the nine months ended September 30, 2019, RMB15,500,000 (for the nine months ended September 30, 2018: RMB3,500,000) consumer credit receivables financial assets were derecognized through the sales type arrangements, including accounts receivable of RMB10,787,315 (for the nine months ended September 30, 2018: RMB2,521,643) and loan receivables of RMB4,712,685 (for the nine months ended September 30, 2018: RMB978,357). Proceeds from the derecognition were RMB15,500,000 (for the nine months ended September 30, 2018: RMB3,500,000), and JD Digits and other third-party investors acted as the servicers and purchased the subordinate tranche of the securitization vehicles in these transactions. The investors, including JD Digits, have no recourse to the Group when the underlying consumers fail to pay amounts contractually on due. The gain/
(
loss
)
recorded upon the sale accounting was immaterial for the nine months ended September 30, 2018 and 2019.
p .	Unsecured senior notes and long-term borrowings

Unsecured senior notes are recognized initially at fair value, net of debt discounts or premiums and debt issuance costs. Debt discount or premium and debt issuance costs are recorded as a reduction of the principal amount and the related accretion is recorded as interest expense in the unaudited interim condensed consolidated statements of operations and comprehensive income over the maturities of the notes using the effective interest method.
Long-term borrowings are recognized at carrying amount. Interest expense is accrued over the estimated term of the facilities and recorded in the unaudited interim condensed consolidated statements of operations and comprehensive income.
q .	Fair value

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurement for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.
The Group measures certain financial assets, including the investments under the Measurement Alternative and equity method on other-than-temporary basis, intangible assets, goodwill and fixed assets at fair value when an impairment charge is recognized.
Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:
Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 — Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 — Unobservable inputs which are supported by little or no market activity.
Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

F-2
3

JD.com, Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in thousands, except for share, per share data or otherwise noted)

2.	Summary of significant accounting policies (Continued)

r.	Revenues

The Group through its websites mainly www.jd.com and mobile apps, engages primarily in the sale of electronics and home appliance products and general merchandise products sourced from manufacturers, distributors and publishers in China on the internet, and offers an online marketplace that enables third-party sellers to sell their products to consumers. The Group provides logistics services to third parties, including third-party sellers on its online marketplace and merchants that do not sell products on its online marketplace through JD Logistics. Customers place their orders for products or services online primarily through the Group’s websites and mobile apps. Payment for the purchased products or services is generally made either before delivery or upon delivery.
The Group adopted ASC
T
opic 606,
Revenue from Contracts with Customers
(“ASC 606”), from January 1, 2018, using the modified retrospective transition method. The Group’s revenue recognition policies effective on the adoption date of ASC 606 are presented as below.
Consistent with the criteria of ASC 606, the Group recognizes revenues when the Group satisfies a performance obligation by transferring a promised good or service (that is, an asset) to a customer. An asset is transferred when the customer obtains control of that asset.
In accordance with ASC 606, the Group evaluates whether it is appropriate to record the gross amount of product sales and related costs or the net amount earned as commissions. When the Group is a principal, that the Group obtains control of the specified goods or services before they are transferred to the customers, the revenues should be recognized in the gross amount of consideration to which it expects to be entitled in exchange for the specified goods or services transferred. When the Group is an agent and its obligation is to facilitate third parties in fulfilling their performance obligation for specified goods or services, the revenues should be recognized in the net amount for the amount of commission which the Group earns in exchange for arranging for the specified goods or services to be provided by other parties. Revenues are recorded net of value-added taxes.
The Group recognizes
revenues
net of discounts and return allowances when the products are delivered and title passes to customers. Significant judgement is required to estimate return allowances. For online direct sales business with return conditions, the Group reasonably estimate the possibility of return based on the historical experience, changes in judgments on these assumptions and estimates could materially impact the amount of net revenues recognized. As of December 31, 2018 and September 30, 2019, liabilities for return allowances w ere
RMB363,191 and RMB392,316, respectively, which
were
included in “Accrued expenses and other current liabilities”. The rights to recover products from customers associated with the Group’s liabilities for return allowances are the Group’s assets, which were
RMB381,165 and RMB414,222 as of December 31, 2018 and September 30, 2019, respectively, and
w
ere
included in “Prepayments and other current assets”.
The Group also sells prepaid cards which can be redeemed to purchase products sold on the website www.jd.com and mobile apps. In accordance with ASC 606, the cash collected from the sales of prepaid cards is initially recorded in advance from customers in the unaudited interim condensed consolidated balance sheets
and subsequently recognized as revenues upon the sales of the respective products through redemption of prepaid cards are completed. While the portion estimated unredeemed is recognized as revenues over the expected customer redemption periods.
Revenue arrangements with multiple deliverables are divided into separate units of accounting based on the stand-alone selling price (“SSP”) of each separate unit. In instances where SSP is not directly observable, such as the Group does not have vendor-specific objective evidence or third-party evidence of the selling prices of the deliverables, considerations are allocated using estimated selling prices. Determining the SSP of each separate unit may require significant judgments, and significant assumptions and estimates have been made in estimating the relative selling price of each single-element.

F-2
4

JD.com, Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in thousands, except for share, per share data or otherwise noted)

2.	Summary of significant accounting policies (Continued)

r.	Revenues (Continued)

Net Product Revenues
The Group primarily sells electronics and home appliance products and general merchandise products through online direct sales. The Group recognizes the product revenues from the online direct sales on a gross basis as the Group is acting as a principal in these transactions and is responsible for fulfilling the promise to provide the specified goods. Revenues from the sales of electronics and home appliance products were RMB201,486,112 and RMB235,972,472, and revenues from the sales of general merchandise products were RMB94,391,060 and RMB125,049,402, for the nine months ended September 30, 2018 and 2019, respectively. The Group’s net product revenues were mainly generated by the JD Retail (formerly known as JD Mall) segment.
Net Service Revenues
The service revenues primarily consist of commission fees charged to third-party sellers for participating in the Group’s online marketplace, where the Group generally is acting as agent and its performance obligation is to arrange for the provision of the specified goods or services by those third-party sellers, is not responsible for fulfilling the promise to provide the specified goods or services, and does not have the ability to control the related shipping services when utilized by the third-party sellers. Upon successful sales, the Group charges the third-party sellers a negotiated amount or a fixed rate commission fee based on the sales amount. Commission fee revenues are recognized on a net basis at the point of delivery of products, net of return allowances.
The Group also provides online marketing services to third-party sellers and suppliers on its various website channels and third-party marketing affiliate’s websites, including but not limited to advertising placements such as banners, links, logos and buttons, and pay for performance marketing services on which third-party sellers and suppliers are charged based on effective click on their products or service listings. The Group recognizes revenues from advertising placements ratably over the period during which the advertising services are provided or on the number of times that the advertisement has been displayed based on cost per thousand impressions, and recognizes revenues from pay for performance marketing services based on effective clicks. The Group did not enter into material advertising-for-advertising
barter transactions.
The Group opened its fulfillment infrastructure by offering comprehensive supply chain solutions to third-party sellers on its online marketplace and business customers that do not sell products on its online marketplace through JD Logistics, primarily including warehousing, transportation, delivery and after-sales service. Revenues resulting from these services are recognized when the Group satisfies performance obligation by transferring services to customers, such as when goods are arrived at designated place, packages are delivered to the recipients, or based on the storage space and time.
The Group offers comprehensive customer services, primarily include 7*24 hours customer services to respond to customers’ post-sales requests, return and exchange services to facilitate customers’ return, exchange and repair of defective goods. These services are free of charge. The Group also provides return/exchange logistic services to the customers, of which the revenues recognized were not material for the periods presented.
Revenues from marketplace and advertising services were RMB23,073,484 and RMB29,207,415 for the nine months ended September 30, 2018 and 2019, respectively, which were mainly generated by the JD Retail segment. Revenues from logistics and other services were RMB8,236,554 and RMB15,975,157 for the nine months ended September 30, 2018 and 2019, respectively, which were mainly generated by the New Businesses segment.

F-2
5

JD.com, Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in thousands, except for share, per share data or otherwise noted)

2.	Summary of significant accounting policies (Continued)

s.	Contract balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represents amounts invoiced and revenue
s
recognized prior to invoicing when the Group has satisfied the Group’s performance obligation and has the unconditional right to payment. The allowance for doubtful accounts and authorized credits is estimated based upon the Group’s assessment of various factors including historical experience, the age of the accounts receivable balances, current economic conditions and other factors that may affect the Group’s customers’ ability to pay. The balance
s
of accounts receivable, net of allowance for doubtful accounts were RMB11,109,988 and RMB6,014,257 as of December 31, 2018 and September 30, 2019, respectively.
Unearned
revenues consist
of payments received or awards to customers related to unsatisfied performance obligations at the end of the period, included in current and non-current
deferred revenues and advance from customers in the Group’s unaudited interim condensed consolidated balance sheets.
As of December 31, 2018, the Group’s total unearned
revenues were
RMB15,461,245, of which RMB11,680,622 was recognized as
revenues
for the nine months ended September 30, 2019. The Group’s total unearned revenues were RMB
20,511,840 as of September 30, 2019.
The Group applied a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less. These costs include certain partner sales incentive programs. The Group has no material incremental costs of obtaining contracts with customers that the Group expects the benefit of those costs to be longer than one year which need to be recognized as assets.
t.	Customer incentives and loyalty programs

The Group provides two types of discounted coupons, referred to as D Coupons and J Coupons, for free to its customers to incentivize purchase.
●
D Coupons are given to a customer upon current purchase or can be given for free to promote future purchases. This coupon requires the customer to make future purchase of a minimum value in order to enjoy the value provided by the coupon. The rights to purchase discounted products in the future are not considered an element of an arrangement within the scope of the multiple-element arrangements guidance in ASC 606, as the rights do not represent a significant and incremental discount to the customer. The Group assesses the significance of the discount by considering its percentage of the total future minimum purchase value, historical usage pattern by the customers and relative outstanding volume and monetary value of D Coupons compared to the other discounts offered by the Group. D Coupons are accounted for as a reduction of revenues on the future purchase
.

F-2
6

JD.com, Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in thousands, except for share, per share data or otherwise noted)

2.	Summary of significant accounting policies (Continued)

t .	Customer incentives and loyalty programs (Continued)

●	J Coupons are given to a customer upon their qualified purchase or can be given for free to promote future purchases and are
to be used on a future purchase, with no limitation as to the minimum value of the future purchase. Accordingly, the Group has determined that J Coupons awarded are considered an element of an arrangement within the scope of ASC 606, as J Coupons represent a significant and incremental discount to the customer. Therefore, the delivered products and J Coupons awarded are treated as separate unit of accounting. The selling price of J Coupons awarded is generally determined by management’s best estimate of the selling price in the absence of both vendor specific objective evidence and third-party evidence. The amount allocated to J Coupons is deferred and recognized when J Coupons are redeemed or at the coupon’s expiration, whichever occurs first. J Coupons have an expiration of one year after issuance. For the nine months ended September 30, 2018 and 2019, the amount of expired J Coupons was not material.

Registered customers may also earn J Beans, which was launched in October 2013 based on certain activities performed on the Group’s website by the customers such as purchasing merchandise or reviewing their buying experiences. J Beans can be used as cash to buy any products sold by the Group, which will directly reduce the amount paid by the customer, or redeemed for D Coupons that can be used in certain shops on JD platform. The Group considers J Beans awarded from sales of products and reviewing buying experiences to be part of its revenue generating activities, and such arrangements are considered to have multiple elements. Therefore, the sales consideration is allocated to the products and J Beans based on the relative selling price of the products and J Beans awarded. Consideration allocated to J Beans is initially recorded as deferred revenues, and recognized as revenues when D Coupons for which J

Beans are redeemed, or when J Beans are used or expired. J Beans will expire at the subsequent year end after issuance. For the nine months ended September 30, 2018 and 2019, the amount of expired J Beans was not material.
u .	Cost of revenues

Cost of revenues consists primarily of purchase price of products, inbound shipping charges, write-downs of inventory, traffic acquisition costs related to online marketing services, and cost related to logistics services provided to third parties. Shipping charges to receive products from the suppliers are included in the inventories, and recognized as cost of revenues upon sale of the products to the customers.
v .	Rebates and subsidies

The Group periodically receives considerations from certain vendors, representing rebates for products sold and subsidies for the sales of the vendors’ products over a period of time. The rebates are not sufficiently separable from the Group’s purchase of the vendors’ products and they do not represent a reimbursement of costs incurred by the Group to sell vendors’ products. The Group accounts for the rebates received from its vendors as a reduction to the prices it pays for the products purchased and therefore the Group records such amounts as a reduction of cost of revenues when recognizes in the unaudited interim condensed consolidated statements of operations and comprehensive income. Rebates are earned upon reaching minimum purchase thresholds for a specified period. When volume rebates can be reasonably estimated based on the Group’s past experiences and current forecasts, a portion of the rebates is recognized as the Group makes progress towards the purchase threshold. Subsidies are calculated based on the volume of products sold through the Group and are recorded as a reduction of cost of revenues when the sales have been completed and the amount is determinable.
w .	Fulfillment

Fulfillment expenses consist primarily of (i) expenses incurred in operating the Group’s fulfillment centers, customer service centers and physical stores, including personnel cost and expenses attributable to buying, receiving, inspecting and warehousing inventories, picking, packaging, and preparing customer orders for shipment, processing payment and related transaction costs, (ii) expenses charged by third-party couriers for dispatching and delivering the Group’s products and (iii)
lease
 expenses of warehouses, delivery and pickup stations, and physical stores. The cost related to logistics services provided to third parties is
classified in cost of revenues in the unaudited interim condensed consolidated statements of operations and comprehensive income. Shipping cost included in fulfillment
expenses
amounted to RMB11,044,933 and RMB12,513,263 for the nine months ended September 30, 2018 and 2019, respectively.

7

JD.com, Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in thousands, except for share, per share data or otherwise noted)

2.	Summary of significant accounting policies (Continued)

x.	Marketing

Marketing expenses consist primarily of advertising costs, public relations expenditures, and payroll and related expenses for employees involved in marketing and business development activities. The Group pays commissions to participants in the associates program when their customer referrals result in successful product sales and records such costs in marketing in the unaudited interim condensed consolidated statements of operations and comprehensive income. The Group also participates in cooperative advertising arrangements with certain of the Group’s vendors and third-party sellers.
Advertising costs, which consist primarily of online advertising, offline television, movie and outdoor advertising, are expensed as incurred, and totaled RMB10,516,445 and RMB11,732,006 for the nine months ended September 30, 2018 and 2019, respectively.
y .	Technology and content

Technology and content expenses consist primarily of payroll and related expenses for research and development employees involved in designing, developing and maintaining technology platform, developing and posting content, and improving artificial intelligence
, big data and cloud technologies and services, and technology infrastructure costs. Technology infrastructure costs include servers and other equipment depreciation, bandwidth and data center costs, rent, utilities and other expenses necessary to support the Group’s internal and external business. Technology and content expenses are expensed as incurred. Software development costs are recorded in “Technology and content” as incurred as the costs qualifying for capitalization have been insignificant.
z .	General and administrative

General and administrative expenses consist primarily of payroll and related expenses for employees involved in general corporate functions, including accounting, finance, tax, legal and human relations; costs associated with use by these functions of facilities and equipment, such as depreciation expenses, rental and other general corporate related expenses.
aa .	Share-based compensation

The Company grants restricted share units (“RSUs”) and share options of the Company and its subsidiaries to eligible employees and non-employee
consultants. The Group accounts for share-based awards issued to employees in accordance with ASC
Topic
718
,
Compensation – Stock Compensation
. The Group early adopted ASU
2018-07,
“Compensation-Stock Compensation (Topic 718), Improvements to Nonemployee Share-Based Payment Accounting” beginning July 1, 2018, before then, the Group accounted for share-based awards issued to non-employees
in accordance with ASC
505-50
,
Equity-Based Payments to Non-Employees.
Employees’ share-based awards,
non-employees’
share-based awards and the founder’s share-based awards are measured at the grant date fair value of the awards and recognized as expenses a) immediately at grant date if no vesting conditions are required; or b) using graded vesting method, net of estimated forfeitures, over the requisite service period, which is the vesting period.
All transactions in which goods or services are received in exchange for equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.

F-
2
8

JD.com, Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in thousands, except for share, per share data or otherwise noted)

2.	Summary of significant accounting policies (Continued)

aa.	Share-based compensation (Continued)

The Group uses the binominal option-pricing model to estimate the fair value of share options. The determination of estimated fair value of stock-based payment awards on the grant date is affected by the fair value of the Company’s ordinary shares as well as assumptions regarding a number of complex and subjective variables. These variables include the expected value volatility of the Company over the expected term of the awards, actual and projected employee share option exercise behaviors, a risk-free interest rate and expected dividends, if any.
Determination of estimated fair value of the Company’s subsidiaries before they were publicly listed requires complex and subjective judgments due to their limited financial and operating history, unique business risks and limited public information on companies in China similar to the Company’s subsidiaries. The Company estimates the Company’s subsidiaries’ enterprise value for purposes of recording stock-based compensation, and the information considered by the Company mainly include but are not limited to the pricing of recent rounds of financing, future cash flow forecasts, discount rates, and liquidity factors.
The Group recognizes the estimated compensation cost of restricted share units (“RSUs”) based on the fair value of its ordinary shares on the date of the grant. The Group recognizes the compensation cost, net of estimated forfeitures, over a vesting term for service-based RSUs.
The Group also recognizes the compensation cost of performance-based share awards, net of estimated forfeitures, if it is probable that the performance condition will be achieved at the end of each reporting period.
Forfeitures are estimated at the time of grant and revised in the subsequent periods if actual forfeitures differ from those estimates.
bb.	Income tax

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. The Group follows the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the temporary differences between the financial statements carrying amounts and tax bases of existing assets and liabilities by applying enacted statutory tax rates that will be in effect in the period in which the temporary differences are expected to reverse. The Group records a valuation allowance to reduce the amount of deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of operations and comprehensive income in the period of change. Deferred tax assets and liabilities are classified as non-current in the consolidated balance sheets.
The Group recognizes in its consolidated financial statements the benefit of a tax position if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Group estimates its liability for unrecognized tax benefits which are periodically assessed and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from the Group’s estimates. As each audit is concluded, adjustments, if any, are recorded in the Group’s consolidated financial statements in the period in which the audit is concluded. Additionally, in future periods, changes in facts, circumstances and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. As of December 31, 2018 and September 30, 2019, the Group did not have any significant unrecognized uncertain tax positions.

F-

JD.com, Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in thousands, except for share, per share data or otherwise noted)

2.	Summary of significant accounting policies (Continued)

cc .	Leases

Before January 1, 2019, The Group adopted the ASC Topic 840,
Leases,
each lease is classified at the inception date as either a capital lease or an operating lease.
The Group adopted the new lease accounting standard, ASC Topic 842,
Leases

(“ASC 842”),
 from January 1, 2019 using the optional transition method through a cumulative-effect adjustment in the period of adoption rather than retrospectively adjusting prior periods and the package of practical expedients. The Group categorizes leases with contractual terms longer than twelve months as either operating or finance lease. However, the Group has no finance leases for any of the periods presented.
Right-of-use
(“ROU”) assets represent the Group’s right to use underlying assets for the lease term and lease liabilities represent the Group’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term, reduced by lease incentives received, plus any initial direct costs, using an incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The Group’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Group will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Group accounts for lease and non-lease
components separately.
The Group also enters into sale and leaseback transactions. The Group acts as the seller-lessee, transfers its assets to a third-party entity (the buyer-lessor) and then leases the transferred assets back from the buyer-lessor using an arm-length rental price
.
Upon consideration of ASC Topic 842-40-25-1 and
ASC 606, the transfer of the underlying assets is considered as sales, and according to ASC 842, the leaseback transaction is classified as an
operating lease. Therefore, the sale and the leaseback of the underlying assets are separately accounted for by the Group. Upon completion of the transaction, the legal titles of these assets are transferred to the third-party entity (the buyer-lessor), and the Group derecognizes these transferred assets and recognizes gains or losses from disposal of these assets in accordance with ASC
Topic 360,
Property,
Plant and Equipment
.
 The leaseback transactions are accounted for under ASC 842, and the ROU assets and lease liabilities are recognized at commencement date accordingly.
dd.	Comprehensive income

Comprehensive income is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments from shareholders and distributions to shareholders. Comprehensive income for the periods presented includes net income, changes in unrealized gains/(losses) on available-for-sale
debt securities, foreign currency translation adjustments, and share of change in other comprehensive income of equity investees.
ee .	Net income per share

Basic net income per share is computed by dividing net income attributable to holders of ordinary shares, considering the net income attributable to mezzanine equity classified non-controlling
interests shareholders, by the weighted average number of ordinary shares outstanding during the period. Diluted net income per share is calculated by dividing net income attributable to ordinary shareholders, as adjusted for the allocation of net income related to mezzanine equity classified non-controlling
interests shareholders, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of unvested restricted shares, RSUs and ordinary shares issuable upon the exercise of outstanding share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive.
ff .	Segment reporting

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Group’s CODM is the Chief Executive Officer.
The Group’s principal operations are organized into two major business segments, the JD Retail segment and the New Businesses segment, which are defined based on the products and services provided. JD Retail represents core
e-commerce
business. New Businesses include logistics services provided to third parties, technology initiatives and overseas business.

F-3
0

JD.com, Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in thousands, except for share, per share data or otherwise noted)

2.	Summary of significant accounting policies (Continued)

gg .	Recent accounting pronouncements
Recently adopted accounting pronouncements
In February 2016, the
Financial Accounting Standards Board (“FASB”)
issued ASU
2016-02,
“Leases (Topic 842)”, which introduces a new standard related to leases to increase transparency and comparability among organizations by requiring the recognition of ROU assets and lease liabilities on the balance sheet. Most prominent among the changes in the standard is the recognition of ROU assets and lease liabilities by lessees for those leases classified as operating leases under current U.S. GAAP. Under the standard, disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. The ASU will be effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, with early adoption permitted. In July 2018, the FASB issued ASU
2018-11,
and provided another transition method by allowing entities to initially apply the new leases standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. The Group adopted the new lease standard beginning January 1, 2019 using the optional transition method through a cumulative-effect adjustment in the period of adoption rather than retrospectively adjusting prior periods and the package of practical expedients. Adoption of the standard resulted in recognition of additional ROU assets and lease liabilities by approximately RMB7 billion and RMB7 billion as of January 1, 2019, respectively.

Refer to Note 11 for further details.

F-3
1

JD.com, Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in thousands, except for share, per share data or otherwise noted)

2.	Summary of significant accounting policies (Continued)

gg .	Recent accounting pronouncements (Continued)

Recently issued accounting pronouncements not yet adopted
In June 2016, the FASB issued ASU
2016-13,
“Financial Instruments-Credit Losses (Topic 326)”, which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. This ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Group is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.
In January 2017, the FASB issued ASU
2017-04,
“Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment”, the guidance removes step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. Goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not the difference between the fair value and carrying amount of goodwill which was the step 2 test before. The ASU should be adopted on a prospective basis for the annual or any interim goodwill impairment tests beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Group is currently evaluating the impact of adoption of this standard on its consolidated financial statements.

F-3
2

JD.com, Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in thousands, except for share, per share data or otherwise noted)

3.	Concentration and risks
Concentration of customers and suppliers
There are no customers or suppliers from whom revenues or purchases individually represent greater than 10% of the total revenues or the total purchases of the Group for the nine months ended September 30, 2018 and 2019.
Concentration of credit risk
Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, accounts receivable and short-term investments. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. As of December 31, 2018 and September 30, 2019, majority of the Group’s cash and cash equivalents, restricted cash and short-term investments were held by major financial institutions located in the PRC and Hong Kong which the management believes are of high credit quality. On May 1, 2015, China’s new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in China are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. Such Deposit Insurance Regulation would not be effective in providing complete protection for the Group’s accounts, as its aggregate deposits are much higher than the compensation limit. However, the Group believes that the risk of failure of any of these Chinese banks is remote. Bank failure is uncommon in China and the Group believes that those Chinese banks that hold the Group’s cash and cash equivalents, restricted cash and short-term investments are financially sound based on public available information. Accounts receivable are typically unsecured and are mainly derived from revenues earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring processes of outstanding balances. Besides, JD Digits, a deconsolidated entity in 2017, performs the related credit assessment of the consumer financing receivables recorded in the Group’s unaudited interim condensed consolidated balance sheets. JD Digits purchases the consumer financing receivables past due over certain agreed period of time from the Group at carrying values without recourse and also agree
s
to bear other cost directly related to the consumer financing business to absorb the risks.
Currency convertibility risk
The PRC government imposes controls on the convertibility of RMB into foreign currencies. The Group’s cash and cash equivalents, restricted cash and short-term investments denominated in RMB that are subject to such government controls amounted to RMB15,443,123 and RMB34,661,654 as of December 31, 2018 and September 30, 2019, respectively. The value of RMB is subject to changes in the central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by the Group in the PRC must be processed through the
PBOC or other Chinese foreign exchange regulatory bodies which require certain supporting documentation in order to process the remittance.
Foreign currency exchange rate risk
In July 2005, the PRC government changed its
decades-old
policy of pegging the value of the RMB to the US$
.
 Since June 2010, the RMB has fluctuated against the US$, at times significantly and unpredictably. The depreciation
of the RMB against the US$ was approximately 5% in 2018. The depreciation of the RMB against the US$ was approximately 4% for the nine months ended September 30, 2019. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.

F-3
3

JD.com, Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in thousands, except for share, per share data or otherwise noted)

4 .	Fair value measurement
As of December 31, 2018 and September 30, 2019, information about inputs into the fair value measurement of the Group’s assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

		Fair value measurement at reporting date using
Description	Fair value as of December 31, 2018	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Assets:
Cash equivalents
Money market funds	1,373	1,373	—	—
Restricted cash	3,239,613	—	3,239,613	—
Short-term investments
Wealth management products	1,934,820	—	1,934,820	—
Investment securities
Listed equity securities	15,901,573	15,901,573	—	—

Total assets	21,077,379	15,902,946	5,174,433	—

		Fair value measurement at reporting date using
Description	Fair value as of September 30, 2019	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Assets:
Cash equivalents
Money market funds	5,554,829	5,554,829	—	—
Restricted cash	2,634,589	—	2,634,589	—
Short-term investments
Wealth management products	24,465,240	—	24,465,240	—
Investment securities
Listed equity securities	15,707,634	15,707,634	—	—

Total assets	48,362,292	21,262,463	27,099,829	—

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates. Following is a description of the valuation techniques that the Group uses to measure the fair value of assets that the Group reports in its unaudited interim condensed consolidated balance sheets at fair value on a recurring basis.
Cash equivalents
Money market funds. The Group values its money market funds using quoted prices in active markets for these investments, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 1.
Restricted cash
Restricted cash is valued based on the pervasive interest rates in the market, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 2.
Short-term investments
Wealth management products. The Group values its wealth management products using alternative pricing sources and models utilizing market observable inputs, and accordingly the Group classifies the valuation techniques that use these inputs as Level 2. The wealth management products usually have short original maturities of less than 1 year, the carrying value approximates to fair value.
As of December 31, 2018 and September 30, 2019, gross unrealized gains of RMB627 and RMB38,210 were recorded on wealth management products, respectively. No impairment charges were recorded for the nine months ended September 30, 2018 and 2019, respectively.

F-3
4

JD.com, Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in thousands, except for share, per share data or otherwise noted)

4 .	Fair value measurement (Continued)

Investment securities
Listed equity securities. The Group values its listed equity securities using quoted prices for the underlying securities in active markets, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 1. Unrealized gains and losses are recognized in others, net in the unaudited interim condensed consolidated statements of operations and comprehensive income.
The following table summarizes the carrying value and fair value of the investment securities:

	Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	RMB	RMB	RMB	RMB
December 31, 2018	16,071,098	3,952,704	(4,122,229)	15,901,573

September 30, 2019	16,560,645	2,056,040	(2,909,051)	15,707,634
In 2017, the Group invested in China United Network Communications Limited (“China Unicom”) with a total consideration of RMB
5,000,000
, and held approximately 2.4% of China Unicom’s equity interest. As of September 30, 2019, the accumulated
unrealized loss related to the investment in China Unicom was RMB600,293 (as of December 31, 2018: RMB1,215,227).
In 2017, the Group invested in Vipshop Holdings Ltd. (“Vipshop”) with a total consideration of RMB
2,794,547
and held approximately 5.5% of Vipshop’s equity interest. In 2018 and 2019,
the Group purchased additional shares with a total amount of RMB
1,121,792
. As of September 30, 2019, the
accumulated

unrealized loss related to the investment in Vipshop was RMB729,198 (as of December 31, 2018: RMB2,004,447).
In 2017, the Group invested in Farfetch.com Limited (“Farfetch”) with the total consideration of RMB
2,713,285
, this investment was accounted as cost method investment as of December 31, 2017. On September 21, 2018, Farfetch completed its initial public offering
(“IPO”)
on New York Stock Exchange. Concurrently with Farfetch’s IPO, the Group purchased additional shares with a total amount of RMB
186,155
, and started to account for the investment at fair value. As of September 30, 2019, the accumulated

unrealized loss related to the investment in Farfetch was RMB310,419 (as of December 31, 2018: unrealized gain of RMB2,250,113).

F-3
5

JD.com, Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in thousands, except for share, per share data or otherwise noted)

4 .	Fair value measurement (Continued)

Other financial instruments
The followings are other financial instruments not measured at fair value in the unaudited interim condensed consolidated balance sheets
, but for which the fair value is estimated for disclosure purposes.
Time deposits. Time deposits with original maturities of three month
s
or less and longer than three months but less than one year have been classified as cash equivalents and short-term investments, respectively, in the unaudited interim condensed consolidated balance sheets.
 The fair value of the Group’s time deposits
is
determined based on the prevailing interest rates in the market, which h ave
been categorized as Level 2 in the fair value hierarchy. As of December 31, 2018 and September 30, 2019, the fair value of time deposits classified as cash equivalents amounted to RMB12,050,507 and RMB7,072,900, respectively.
Unsecured senior notes. The carrying amounts of unsecured senior notes approximate to
their fair values due to the fact that the related interest rates approximate to the
rates currently offered by financial institutions for similar debt instruments of comparable maturities. The fair value of unsecured senior notes was categorized as Level 2 in the fair value hierarchy. As of December 31, 2018 and September 30, 2019, the fair value of unsecured senior notes amounted to RMB
6,382,604
and RMB
7,230,696
, respectively.
Short-term receivables and payables. Accounts receivable, loan receivables and prepayments and other current assets are financial assets with carrying values that approximate to
fair value due to their short-term nature. Accounts payable, accrued expenses and other current liabilities and advance from customers, are financial liabilities with carrying values that approximate to
fair value due to their short-term nature. The Group classifies the valuation techniques that use these inputs as Level 2 in t
he
fair value measurement
 hierarchy
.
Short-term borrowings and long-term borrowings. Interest rates under the borrowing agreements with the lending parties were determined based on the prevailing interest rates in the market. The carrying value of short-term borrowing
s
and long-term borrowings approximates to fair value. The Group classifies the valuation techniques that use these inputs as Level 2 in the
fair value measurement
 hierarchy
.
Nonrecourse securitization debt. The carrying amount of nonrecourse securitization debt approximates to fair value due to the fact that the related interest rates approximate to the rates currently offered by financial institutions for similar debt instruments of comparable maturities. The Group classifies the valuation techniques that use these inputs as Level 2 in the fair value measurement hierarchy.
Assets and liabilities measured at fair value on a nonrecurring basis
Goodwill. The inputs used to measure the estimated fair value of goodwill are classified as Level 3 fair value measurement due to the significance of unobservable inputs using company-specific information.
Investment in equity investees. Investments in privately held companies and publicly traded companies included in investment in equity investees in the unaudited interim condensed consolidated balance sheets are reviewed periodically for impairment using fair value measurement.

The primary factors that the Group considers include the duration and severity that the fair value of the investment is below its carrying value; post-balance sheet date fair value of the investment; the financial condition, operating performance, strategic collaboration with and the prospects of the investee; the economic or technological environment in which the investee operates; and other entity specific information such as recent financing rounds completed by the investee companies. The investments in privately held companies without readily determinable fair value were measured using significant unobservable inputs (Level 3) as of December 31, 2018 and September 30, 2019, with impairment charges of RMB399,027 and RMB631,871 were recorded in others, net in the unaudited interim condensed consolidated statements of operations and comprehensive income for the nine months ended September 30, 2018 and 2019, respectively. The valuation methodology used to estimate the fair value of investments in publicly traded companies and associated impairment charges are discussed in Note 5 —“Investment in equity investees”.

F-3
6

JD.com, Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in thousands, except for share, per share data or otherwise noted)

5 .	Investment in equity investees

Measurement Alternative and NAV practical expedient
As of December 31, 2018 and September 30, 2019, the carrying amount of the Group’s equity investments measured at fair value using the Measurement Alternative was RMB17,104,784 and RMB21,359,464, and the carrying amount of the Groups’ investments under NAV practical expedient was RMB944,378 and RMB2,231,999
, respectively.
For the nine months ended September 30, 2018 and 2019, the Group invested RMB11,082,268 and RMB5,930,682 in multiple private companies and private equity funds accounted for under the
Measurement Alternative and NAV practical expedient
,
respectively, which may have operational synergy with the Group’s core business. During the nine months ended September 30, 2019, investment consideration for the top two investees were RMB3,380,825 and RMB1,086,776, respectively. During the nine months ended September 30, 2018 and 2019
, fair value changes recognized for certain equity investments which were measured using the Measurement Alternative and NAV practical expedient were not significant.
The Group accounted for the investment in Ai
H
ui
S
hou International Co. Ltd. (“Ai
H
ui
S
hou”) under the Measurement Alternative.
In June 2019, the Group signed series of agreements with Ai
H
ui
S
hou, an online second-hand consumer electronics trading platform. The Group merged its Paipai Secondhand business into Ai
H
ui
S
hou with certain exclusive traffic resources for the next five years, and additionally invested approximately US$20 million in cash in exchange for a non-controlling interest in Ai
H
ui
S
hou. Total consideration for the above investment in Ai
H
ui
S
hou was RMB3,380,825.
Equity method
As of September 30, 2019, the Group’s investments accounted for under the equity method totaled RMB14,984,756 (as of December 31, 2018: RMB13,307,454
)
, which mainly included the investment in Yonghui Superstores Co., Ltd, (“Yonghui”) amounting to RMB5,505,566, the investment in Bitauto Holdings Limited (“Bitauto”) amounting to RMB1,836,909
, the investment in Dada amounting to
nil
,
the investment in Tuniu Corporation (“Tuniu”) amounting to RMB543,767
,
the investment in Jiangsu Five Star Appliance Co., Ltd. (“Jiangsu Five Star”) amounting to RMB1,370,853, and investment in Yixin Group Limited (“Yixin”) amounting to RMB1,198,696. The Group applies the equity method of accounting to account for its equity investments, in common stock or in-substance
common stock, over which it has significant influence but does not own a majority equity interest or otherwise control.
Investment in Yonghui
On August 11, 2016, the Group completed the investment in Yonghui through the subscription of newly issued ordinary shares representing 10% equity interest in Yonghui. On May 23, 2018, the Company acquired additional ordinary shares from the existing shareholders of Yonghui, the Company’s interest in Yonghui’s issued and outstanding ordinary shares increased from 10% to 12% accordingly. Yonghui is a leading hypermarket and supermarket operator in China and is listed on the Shanghai Stock Exchange. Total consideration for the investment in Yonghui was RMB5,458,074 in cash. Investment in Yonghui is accounted for using the equity method as the Group obtained significant influence by the right
s
to nominate two board members out of eleven. The Group received dividend of RMB143,557 and RMB120,338 for the nine months ended September 30, 2018 and 2019, respectively, which have been recorded as a reduction to the investment in Yonghui.
Investment in Yonghui is accounted for using the equity method with the investment cost
 allocated as follows:

	As of August 11, 2016	As of December 31, 2018	As of September 30, 2019
	RMB	RMB	RMB
Carrying value of investment in Yonghui	4,234,929	5,450,209	5,505,566
Proportionate share of Yonghui’s net tangible and intangible assets	1,869,905	2,122,874	2,229,692

Positive basis difference	2,365,024	3,327,335	3,275,874

Positive basis difference has been primarily assigned to:
Goodwill	1,270,190	1,989,726	1,989,726
Amortizable intangible assets (*)	1,459,779	1,783,478	1,714,864
Deferred tax liabilities	(364,945)	(445,869)	(428,716)
	2,365,024	3,327,335	3,275,874
Cumulative gains in equity interest in Yonghui	—	250,538	426,233

(*)	As of September 30, 2019, the weighted average remaining life of the intangible assets not included in Yonghui’s consolidated financial statements was 15 years.

7

JD.com, Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in thousands, except for share, per share data or otherwise noted)

5 .	Investment in equity investees (Continued)

Investment in Yonghui (Continued)

As of December 31, 2018 and September 30, 2019, the market value of the Group’s investment in Yonghui was approximately RMB8,609,614 and RMB9,725,472 based on its quoted closing price, respectively.

Investment in Bitauto
On February 16, 2015, the Group completed its investment in Bitauto through the subscription of newly issued ordinary shares, representing approximately 25% of the outstanding ordinary shares of Bitauto. Bitauto is a leading provider of internet content and marketing services for China’s fast-growing automotive industry that is listed on Nasdaq. Total consideration for the initial investment in Bitauto was RMB5,496,188 with a combination of RMB2,450,920 in cash and RMB3,045,268 in the form of future services, including exclusive access to the new and used car channels on the Group’s website and mobile apps and additional support from the Group’s key platforms for a period of 5 years. On June 17, 2016, the Group additionally acquired Bitauto’s newly issued ordinary shares by paying the cash consideration of RMB328,975.
As of September 30, 2019
,
 the Group held approximately 24% of Bitauto’s issued and outstanding shares.

F-
3
8

JD.com, Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in thousands, except for share, per share data or otherwise noted)

5 .	Investment in equity investees (Continued)
Investment in Bitauto (Continued)

Investment in Bitauto is accounted for using the equity method with the investment cost allocated as follows:

	As of February 16, 2015	As of December 31, 2018	As of September 30, 2019
	RMB	RMB	RMB
Carrying value of investment in Bitauto (*)	5,496,188	2,544,367	1,836,909
Proportionate share of Bitauto’s net tangible and intangible assets	2,119,109	2,619,609	2,368,479

Positive / (negative) basis difference	3,377,079	(75,242)	(531,570)

Positive / (negative) basis difference has been primarily assigned to:
Goodwill (*)	2,846,260	—	—
Amortizable intangible assets (**)	707,758	(75,242)	(531,570)
Deferred tax liabilities	(176,939)	—	—

	3,377,079	(75,242)	(531,570)

Cumulative losses in equity interest in Bitauto	—	(3,280,796)	(3,863,025)
(*)
In the first quarter of 2019, the Group conducted impairment assessment on its investment in Bitauto considering the duration and severity of the decline of Bitauto’s stock price after the investment, as well as the financial condition, operating performance and the prospects of Bitauto, and concluded the decline in fair value of the investment w as
other-than-temporary. Accordingly, the Group recorded impairment charge of
RMB488,453 to write down the carrying value of its investment in Bitauto to the fair value, based on quoted closing price of Bitauto’s stock as of March 31, 2019.

(**)
As of September 30, 2019, the negative basis difference between carrying value of investment in Bitauto and proportionate share of Bitauto’s net tangible and intangible assets was RMB
531,570
.
This difference would not be amortized.

As of December 31, 2018 and September 30, 2019, the market value of the Group’s investment in Bitauto was approximately RMB3,087,400 and RMB1,834,669 based on its quoted closing price, respectively.
Investment in Dada
In April 2016, the Group signed series of agreements with Dada, China’s largest crowdsourcing delivery platform. The Group obtained a) the newly issued ordinary shares of Dada which represents approximately 81% of the issued and outstanding ordinary shares, or approximately 41% of the equity interests of Dada on a fully diluted basis, b) the newly issued preferred shares of Dada which represents approximately 7% of the equity interest in Dada on a fully diluted basis, and c) a warrant to purchase additional preferred shares of Dada at a pre-determined
price for the next 2 years. Total consideration for the above investments and warrant was RMB3,508,200 with a combination of RMB1,298,700 in cash, the Group’s future services, including supply chain support for a period of 10 years, traffic and other additional support for a period of 7 years, non-compete
obligation in O2O business for a period of 7 years, and the Group’s O2O business, JD Daojia. The Group holds two board seats out of six with the founder of Dada holding the casting vote after the transaction.

F-

JD.com, Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in thousands, except for share, per share data or otherwise noted)

5 .	Investment in equity investees (Continued)

Investment in Dada (Continued)
With the assistance of an independent appraiser, the Group estimated the fair value of the assets/investments received as follows:

As of April 26, 2016
RMB
Assets/investments received by the Group
Dada’s ordinary shares	2,164,050
Dada’s preferred shares	1,298,700
Warrant to purchase Dada’s preferred shares	45,450

3,508,200

The investment in Dada’s ordinary shares is accounted for using the equity method with the investment cost allocated as follows:

	As of April 26, 2016	As of December 31, 2018	As of September 30, 2019
	RMB	RMB	RMB
Carrying value of investment in Dada’s ordinary shares	2,164,050	—	—
Proportionate share of Dada’s net tangible and intangible assets	424,140	(1,709,458)	(1,703,654)

Positive basis difference	1,739,910	1,709,458	1,703,654

Positive basis difference has been primarily assigned to:
Goodwill	1,605,891	1,605,891	1,605,891
Amortizable intangible assets (*)	178,692	138,089	130,350
Deferred tax liabilities	(44,673)	(34,522)	(32,587)

	1,739,910	1,709,458	1,703,654

Cumulative losses in equity interest in Dada’s ordinary shares	—	(2,164,050)	(2,164,050)
(*)	As of September 30, 2019, the weighted average remaining life of the intangible assets not included in Dada’s consolidated financial statements was 6 years.
The investment in Dada’s preferred shares is accounted for under the Measurement Alternative as the underlying preferred shares were not considered in-substance
common stock and had no readily determinable fair value as of September 30, 2019. The warrant is a freestanding financial instrument and was recorded at fair value of RMB45,450 upon initial recognition. On December 28, 2017, the Group exercised the warrant in entirety in cash and purchased additional preferred shares of Dada, at the pre-determined
price with the total consideration of RMB983,820. On August 9, 2018, the Group further invested RMB1,230,808 to acquire the newly issued preferred shares of Dada. The Group’s investment in Dada’s ordinary shares has been reduced to zero in 2018. According to ASC
323-10-35-25,
as the Group’s total investment in Dada includes the preferred shares investment, the Company should continue to recognize Dada’s losses up to the Group’s carrying value in the preferred shares investment. As of September 30, 2019, the Group recognized a cumulative loss of
RMB1,190,816
against the investment in Dada’s preferred shares based on the ownership level and seniority of preferred shares investment the Group held in Dada. As of September 30, 2019, the carrying amount of preferred shares of Dada was RM
B2,611,326.

F-4
0

JD.com, Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in thousands, except for share, per share data or otherwise noted)

5 .	Investment in equity investees (Continued)

Investment in Tuniu
In December 2014, the Group acquired 7% equity interest in Tuniu with cash consideration of RMB305,930. Tuniu is a leading online leisure travel company in China that is listed on Nasdaq. The Group accounted for the Initial Investment as an available-for-sale security.
On May 22, 2015, the Group additionally acquired Tuniu’s newly issued ordinary shares for total consideration of RMB2,188,490 with a combination of RMB1,528,275 in cash and RMB660,215 in the form of future services, including granting Tuniu an exclusive right, for a period of 5 years, to operate the leisure travel channels on the Group’s website and mobile apps, and Tuniu becomes the Group’s preferred partner for hotel and air ticket booking services. After the subsequent investment in May 2015, the Group held approximately 28% of Tuniu’s issued and outstanding shares and had one board seat. Hence, the Group adopted equity method of accounting to account for the investment in Tuniu.
Investment in Tuniu is accounted for using the equity method with the investment
cost allocated as follows:

	As of May 22, 2015	As of December 31, 2018	As of September 30, 2019
	RMB	RMB	RMB
Carrying value of investment in Tuniu (*)	2,494,145	858,566	543,767
Proportionate share of Tuniu’s net tangible and intangible assets	1,014,296	714,009	633,547

Positive / (negative) basis difference	1,479,849	144,557	(89,780)

Positive / (negative) basis difference has been primarily assigned to:
Goodwill (*)	1,212,149	23,899	—
Amortizable intangible assets (**)	356,933	160,877	(89,780)
Deferred tax liabilities	(89,233)	(40,219)	—

	1,479,849	144,557	(89,780)

Cumulative losses in equity interest in Tuniu	—	(1,635,579)	(1,950,378)
(*)
In the second quarter of 2019, the Group conducted impairment assessment on its investment in Tuniu considering the duration and severity of the decline of Tuniu’s stock price after the investment, and concluded the decline in fair value of the investment w as
 other-than-temporary. Accordingly, the Group recorded impairment charge of
RMB222,212
to write down the carrying value of its investment in Tuniu to its fair value, based on quoted closing price of Tuniu as of June 30, 2019.

(**)
As of September 30, 2019, the negative basis difference between carrying value of investment in Tuniu and proportionate share of Tuniu’s net tangible and intangible assets was RMB89,780. This difference would not be amortized.

As of December 31, 2018 and September 30, 2019, the market value of the Group’s investment in Tuniu was approximately RMB867,921 and RMB548,442 based on quoted closing price, respectively.

F-4
1

JD.com, Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in thousands, except for share, per share data or otherwise noted)

5 .	Investment in equity investees (Continued)

Investment in Jiangsu Five Star
In April 2019, the Group invested RMB1.27
billion with a combination of cash and assumption of the Seller’s debt as consideration to acquire ordinary shares of Jiangsu Five Star, a leading offline retailer of home appliances and consumer electronics, from its existing shareholder (the “Seller”), in exchange for 46% of Jiangsu Five Star’s total shares. The Group also provided a fifteen months loan with interest
s

of RMB1.03 billion to the Seller and
has
the
right
 to
purchase additio
nal
shares. Investment in Jiangsu Five Star is accounted for using the equity method as the Group obtained significant influence by the right
s
to nominate two board members out of five.
Investment in Jiangsu Five Star is accounted for using the equity method with the investment
cost allocated as follows:

	As of April 29, 2019	As of September 30, 2019
	RMB	RMB
Carrying value of investment in Jiangsu Five Star	1,274,257	1,370,853
Proportionate share of Jiangsu Five Star’s net tangible and intangible assets	432,310	530,888

Positive basis difference	841,947	839,965

Positive basis difference has been primarily assigned to:
Goodwill	586,325	586,325
Amortizable intangible assets (*)	208,840	207,938
Property, e quipment and software (*)	131,990	130,250
Deferred tax liabilities	(85,208)	(84,548)

	841,947	839,965

Cumulative gains in equity interest in Jiangsu Five Star	—	96,596
(*)	As of September 30, 2019, the weighted average remaining lives of the intangible asset s and property, equipment and software were 20 years and 25 years, respectively.
Investment in Yixin
In February 2015 and August 2016, the Group invested US$100,000 and US$30,000 in cash, respectively, to acquire Yixin’s newly issued preferred shares. Yixin, a controlled subsidiary of Bitauto, is a leading online automobile retail transaction platform in China. The investment in Yixin was accounted for under the cost method as the underlying shares the Group invested in were not considered in-substance
common stock and had no readily determinable fair value.
On November 16, 2017, Yixin successfully completed the global offering and traded on the Main Board of The Stock Exchange of Hong Kong Limited. After the offering, the Group held approximately 11% of Yixin’s issued and outstanding shares and the investment is accounted for using the equity method, as the preferred shares the Group previously invested in were automatically converted into ordinary shares upon listing and the Group obtained significant influence by
 the
rights to nominate
 one
non-executive
board member out of nine and the significant influence on its controlling shareholder, Bitauto.
Investment in Yixin is accounted for using the equity method with the investment
cost allocated as follows:

	As of November 16, 2017	As of December 31, 2018	As of September 30, 2019
	RMB	RMB	RMB
Carrying value of investment in Yixin	860,992	1,044,537	1,198,696
Proportionate share of Yixin’s net tangible and intangible assets	1,703,448	1,641,276	1,655,026

N egative basis difference	(842,456)	(596,739)	(456,330)

Cumulative gains in equity interest in Yixin	—	183,545	337,704
As of September 30, 2019, the negative basis difference between carrying value of investment in Yixin and proportionate share of Yixin’s net tangible and intangible assets was RMB456,330
.
This difference would not be amortized. As of December 31, 2018 and September 30, 2019, the market value of the Group’s investment in Yixin was approximately
RMB1,049,246 and RMB1,129,532 based on quoted closing price, respectively.

F-4
2

JD.com, Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in thousands, except for share, per share data or otherwise noted)

5 .	Investment in equity investees (Continued)

Investment in Yixin (Continued)

The Group recorded its interests in Yonghui, Bitauto, Dada, Tuniu, Jiangsu Five Star and Yixin one quarter in arrears to enable the Group to provide its financial disclosure independent of the reporting schedule of these equity investees.
The Group performs impairment assessment of its investments under the Measurement Alternative and equity method whenever events or changes in circumstances indicate that the carrying value of the investment may not be fully recoverable. Impairment charges in connection with the Measurement Alternative investments of
RMB399,027 and RMB631,871
were recorded in others, net in the unaudited interim condensed consolidated statements of operations and comprehensive income for the nine months ended September 30, 2018 and 2019, respectively. As of September 30, 2019, the accumulated impairment of the Group’s Measurement Alternative investments was
RMB1,478,114.
Impairment charges in connection with the equity method investments of nil and
 RMB
710,665
were recorded in share of results of equity investees in the unaudited interim condensed consolidated statements of operations and comprehensive income for the nine months ended September 30, 2018 and 2019, respectively.

F-4
3

JD.com, Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in thousands, except for share, per share data or otherwise noted)

6 .	Accounts receivable, net

Accounts receivable, net consists of the following:

	As of
	December 31, 2018	September 30, 2019
	RMB	RMB
Online direct sales and online marketplace receivables (*)	7,756,808	2,943,460
Logistics receivables	2,997,163	2,919,434
Advertising receivables	534,410	525,385

Accounts receivable	11,288,381	6,388,279
Allowance for doubtful accounts	(178,393)	(374,022)

Accounts receivable, net	11,109,988	6,014,257

The movements in the allowance for doubtful accounts
a
re as follows:

	A s of
	December 31, 2018	September 30, 2019
	RMB	RMB
Balance at beginning of the period	(53,981)	(178,393)
Additions	(124,412)	(199,917)
Write-off	—	4,288

Balance at end of the period	(178,393)	(374,022)

(*)
For the accounts receivable in relation to consumer financing business, which is recorded in online direct sales and online marketplace receivables, as JD Digits performs credit risk assessment services for the individuals and purchases the over-due
receivables from the Group at carrying values to absorb the risks and obtain the rewards from such business, no
allowance for doubtful accounts in relation to consumer financing receivables were provided.

7 .	Inventories, net

Inventories, net consist of the following:

	As of
	December 31, 2018	September 30, 2019
	RMB	RMB
Products	44,678,983	49,182,983
Packing materials and others	219,961	177,520

Inventories	44,898,944	49,360,503
Inventory valuation allowance	(868,860)	(1,095,054)

Inventories, net	44,030,084	48,265,449

4

JD.com, Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in thousands, except for share, per share data or otherwise noted)

8 .	Accounts payable

Accounts payable consists of the following:

	As of
	December 31, 2018	September 30, 2019
	RMB	RMB
Vendor payable	66,701,380	74,822,299
Shipping charges payable and others	13,283,638	11,627,471

Total	79,985,018	86,449,770

F-
4
5

JD.com, Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in thousands, except for share, per share data or otherwise noted)

9 .	Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	As of
	December 31, 2018	September 30, 2019
	RMB	RMB
Deposits	12,870,155	14,233,431
Salary and welfare	3,952,163	4,202,461
Rental fee payables of short-term lease	653,105	245,772
Internet data center fee	387,478	517,466
Liabilities for return allowance s	363,191	392,316
Accrued administrative expense s	318,012	330,093
Professional fee	122,930	255,439
Vehicle fee	114,576	170,045
Interest payable	44,449	106,663
Payable related to employees’ exercise of share-based awards	42,979	92,079
Others	1,423,642	2,257,602

Total	20,292,680	22,803,367

1 0 .	Unsecured senior notes

In April 2016, the Company issued unsecured senior notes with two
maturity dates for an aggregate principal amount of US$1,000,000. Listed on the Singapore Stock Exchange, these notes are both fixed rate notes and senior unsecured obligations, with interest payable semi-annually in arrears on and of each year, beginning on October 29, 2016.
A
summary of the Company’s unsecured senior notes as of December 31, 2018 and September 30, 2019 is as follows
:

			Effective interest rate
	As of
	December 31, 2018	September 30, 2019
	RMB	RMB
US$ 500,000 3.125 % notes due 2021	3,413,264	3,523,467	3.37%
US$ 500,000 3.875 % notes due 2026	3,372,879	3,480,997	4.15%

Carrying value	6,786,143	7,004,464
Unamortized discount and debt issuance costs	77,057	68,436

Total principal amounts of unsecured senior notes	6,863,200	7,072,900

The unsecured senior notes were issued at a discount amounting to RMB79,289. The debt issuance costs of RMB35,727 were presented as a direct deduction from the principal amount of the unsecured senior notes in the unaudited interim condensed
c
onsolidated
b
alance
s
heets. The effective interest rates for the unsecured senior notes include the interest charged on the notes as well as amortization of the debt discounts and debt issuance costs.
The unsecured senior notes contain covenants including, among others, limitation on liens, consolidation, merger and sale all or substantially all of the Company’s assets. The notes will rank senior in right of payment to all of the Company’s existing and future obligations expressly subordinated in right of payment to the notes and rank at least equal in right of payment with all of the Company’s existing and future unsecured and unsubordinated obligations (subject to any priority rights pursuant to applicable law).
The proceeds from issuance of the unsecured senior notes were used for general corporate purposes.
As of September 30, 2019, the principal of the unsecured senior notes of RMB3,536,450 and RMB3,536,450 will be due in 2021 and 2026, respectively.

F-
4
6

JD.com, Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in thousands, except for share, per share data or otherwise noted)

1 1 .	Leases
The Group has operating lease
s
for warehouses, stores, office space
s
, delivery centers and other corporate assets that the Group utilize
s
under lease arrangements.
A

summary of supplemental information related to operating
leases as of September 30, 2019 is as follows
:

As of September 30, 2019
RMB
Operating lease ROU assets	8,944,250

Operating lease liabilities-current	3,392,274
Operating lease liabilities-non - current	5,740,119

Total operating lease liabilities	9,132,393

Weighted average remaining lease term	4.5 years
Weighted average discount rate	4.7%
A

summary of lease cost recognized in the
G
roup’s unaudited interim condensed consolidated
financial
statements
of operations and comprehensive income

and supplemental cash flow information related to operating leases
 i
s as follows
:

For the nine months ended September 30, 2019
RMB
Operating lease cost	2,488,840
Short-term lease cost	860,237

Total(*)	3,349,077

Operating cash flows from operating leases	2,323,248

(*)	The lease expense was RMB 2,783,933 for the nine months ended September 30, 2018.
A

summary of maturity of
operating

lease liabilities under the Group’s
non-cancelable
operating leases as of September 30, 2019
 i
s as follows
:

As of September 30, 2019
RMB
Remainder of 2019	1,096,019
2020	2,984,093
2021	2,019,774
2022	1,438,755
2023	1,048,445
2024 and thereafter	1,586,543

Total lease payments	10,173,629
Less : interest	(1,041,236)
Present value of operating lease liabilities	9,132,393

As of September 30, 2019, the Group has
no
significant lease contract that has been entered into but not yet commenced.

F-
4
7

JD.com, Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in thousands, except for share, per share data or otherwise noted)

1 2 .	Gain on disposals of long-lived assets
Gain on disposals of long-lived assets for the nine months ended September 30, 2018 and 2019 were nil
and RMB3,070,297, respectively. The gain on disposals of long-lived assets for the nine months ended September 30, 2019 was
mainly
derived from disposals of logistics facilities to the JD Logistics Properties Core Fund, L.P. (“Core Fund”).
In 2018, the Group established a property management group (“JDPM”) to manage the expanding logistics facilities and other real estate properties. JDPM develops and manages these properties, and the Group may seek opportunistic dispositions to optimize the Company’s capital structure. In February 2019, JDPM established Core Fund together with GIC
 Private Limited (
“
GIC
”
)
, Singapore’s sovereign wealth fund, for a total committed capital of over RMB4.8 billion. The Group serves as the general partner and committed 20% of the total capital of Core Fund, and GIC committed the remaining 80%.
Furthermore, on February 27, 2019, the Group entered into definitive agreement
s
with Core Fund, pursuant to which the Group will dispose of certain modern logistics facilities to Core Fund for a total gross asset value of RMB10.9 billion, and concurrently lease back these completed facilities for operational purposes.
Core Fund will use leverage to finance the purchase, and the closing of the purchase is subject to certain conditions, including the availability of debt financing.
The investment committee of Core Fund, which comprises the representatives from the Group and GIC, will oversee the key operations of Core Fund. Given the control over Core Fund is shared between the Group and GIC, the Group will not consolidate Core Fund and investment in Core Fund will be accounted for using the equity method as the Group obtained significant influence by the rights to nominate two members of the investment committee out of four. The lease back transaction is classified as an operating lease, and accounted for under ASC 842, the ROU
a
s
sets
and a lease liabilities were recorded accordingly.
In
the
third quarter
of 2019, the closing conditions for the
asset group of
completed logistics facilities were met and Core Fund signed definitive facility agreements with bank consortium covering the majority of the debt financing to finance the purchase, therefore, the Group recorded a disposal gain of RMB3.0 billion for the completed assets, which represents the excess of cash consideration of the
net assets
, including the consideration received and expected to receive, over the carrying value of the net assets disposed

as of the disposal date. For the remaining logistics facilities under construction, the Group will derecognize these assets upon its completion and satisfaction of the hand over condition.

F-
4
8

JD.com, Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in thousands, except for share, per share data or otherwise noted)

1 3 .	Interest income and interest expense
Interest income and interest expense consist of the following:

	For the nine months ended September 30,
	2018	2019
	RMB	RMB
Interest income:
Interest income in relation to nonrecourse securitization debt charged to JD Digits	452,335	37,646
Interest income in relation to loans provided to JD Digits	196,296	24,478
Interest income in relation to bank deposits, wealth management products and others	1,079,403	1,129,021

Total	1,728,034	1,191,145

Interest expense:
Interest expense in relation to nonrecourse securitization debt	(452,335)	(37,646)
Interest expense in relation to unsecured senior notes and bank borrowings	(257,356)	(467,592)

Total	(709,691)	(505,238)

1 4 .	Others, net
Others, net consist of the following:

	For the nine months ended September 30,
	2018	2019
	RMB	RMB
Gains from business and investment disposals	1,459,805	1,199,765
Government financial incentives	390,203	1,909,261
Impairment of investments	(399,027)	(1,040,048)
Foreign exchange gains/(losses), net	(245,273)	53,884
Gains/(losses) from fair value change of long-term investments	2,551,671	(714,645)
Others	289,167	320,108

Total	4,046,546	1,728,325

Government financial incentives represent rewards provided by the relevant PRC municipal government
authorities to the Group for business achievements made by the Group. Government financial incentives are recognized in others, net in the unaudited interim condensed consolidated statements of operations and comprehensive income when the government financial incentives are received and no further conditions need to be met. The amounts of such government financial incentives are determined solely at the discretion of the relevant government authorities and there is no assurance that the Group will continue to receive these government financial incentives in the future.
1 5 .	Taxation
a)	Value added tax (“VAT”)
The Group is subject to statutory VAT rate of 10% from January 1, 2019 to March 31, 2019, and 9% from April 1, 2019 for revenues from sales of audio, video products and books, and 16% from January 1, 2019 to March 31, 2019, and 13% from April 1, 2019 for sales of other products, respectively, in the PRC. The Group is exempted from VAT for revenues from sales of books from January 1, 2014 to December 31,
2020 in comply with relevant VAT regulations of the PRC.
The Group is subject to VAT at the rate of 6% or 10%/9% (
10
% prior to April 1, 2019,
9
% from April 1, 2019) for revenues from logistics services, and 6% for revenues from online advertising and other services.
The Group is also subject to cultural undertaking development fees at the rate of 3% on revenues from online advertising services in the PRC, which is reduced by
50
% from July 1, 2019 to December 31, 2024.

F-

JD.com, Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in thousands, except for share, per share data or otherwise noted)

1 5 .	Taxation (Continued)

b)	Income tax
Cayman Islands
Under the current laws of the Cayman Islands, the Company and its subsidiaries incorporated in the Cayman Islands are not subject to tax on income or capital gain
s
. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.
British Virgin Islands
Under the current laws of the British Virgin Islands, entities incorporated in the
British Virgin Islands are not subject to tax on their income or capital gains.
Indonesia
Under the current laws of the Republic of Indonesia, the Group’s subsidiaries in Indonesia are subject to 25% income tax on its taxable income generated from operations in Indonesia.
Hong Kong
Under the current Hong Kong Inland Revenue Ordinance, the Group’s subsidiaries in Hong Kong are subject to 16.5% Hong Kong profit tax on its taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.
China
Under the PRC Enterprise Income Tax Law (the “EIT Law”), the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. Most of the Group’s PRC subsidiaries, consolidated VIEs and VIEs’ subsidiaries are subject to the statutory income tax rate of 25%.
The EIT Law and its implementation rules permit certain High and New Technologies Enterprises, or HNTEs, to enjoy a reduced 15% enterprise income tax rate subject to these HNTEs meeting certain qualification criteria. In addition, the relevant EIT laws and regulations also provide that entities recognized as Software Enterprises are able to enjoy a tax holiday consisting of a two-year-
exemption commencing from their first profitable calendar year and a 50% reduction in ordinary tax rate for the following three calendar
years. Beijing Shangke has been entitled to an exemption from income tax for first two years and
50%
reduction for the next three years from its first profitable year as a “software enterprise”. It has also been qualified as
HNTE
and enjoys a preferential income tax rate of 15%. The privileges cannot be applied simultaneously. Beijing Shangke applied the privilege of “software enterprise”, and enjoyed a preferential income tax rate of 12.5% in 2019.
Certain enterprises will benefit from a preferential tax rate of 15% under the EIT Law if they are located in applicable PRC regions as specified in the Catalogue of Encouraged Industries in Western Regions (initially effective through the end of 2010 and further extended to 2020), or the Western Regions Catalogue, subject to certain general restrictions described in the EIT Law and the related regulations. Several entities of the Group are
qualified as the enterprises within the Catalogue of Encouraged Industr ies
in Western Region
s
and enjoyed 15% preferential income tax rate.

F-5
0

JD.com, Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in thousands, except for share, per share data or otherwise noted)

1 5 .	Taxation (Continued)

b)	Income tax (Continued)
According to the relevant laws and regulations in the PRC, enterprises engaging in research and development activities
a
re entitled to claim 150% of their research and development expenses so incurred as tax deductible expenses when determining their assessable profits for that year (“Super Deduction”). The State Taxation Administration of the PRC announced in September 2018 that enterprises engaging in research and development activities would entitle to claim 175% of their research and development expenses as Super Deduction from January 1, 2018 to December 31, 2020.
The components of income tax expenses and effective income tax rate are as follows:

	For the nine months ended September 30,
	2018	2019
	RMB	RMB
Current income tax expenses	(387,682)	(1,018,967)
Deferred tax benefits/(expenses)	21,777	(304,336)
Total income tax expenses	(365,905)	(1,323,303)
Effective income tax rate	15.0%	13.7%

F-5
1

JD.com, Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in thousands, except for share, per share data or otherwise noted)

1 5 .	Taxation (Continued)

b)	Income tax (Continued)

For interim income tax reporting, the Group estimates its annual effective tax rate and applies it to its year-to-date ordinary income. The tax effects of unusual or infrequently occurring items, including changes in judgment about valuation allowances and effects of changes in tax laws or rates are reflected in the interim periods presented.

F-5
2

JD.com, Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in thousands, except for share, per share data or otherwise noted)

1 6 .	Convertible redeemable non-controlling interests
In 2018, the Group entered into definitive agreements with third-party investors to raise financing for Jingdong Express, the parent company of JD Logistics, with the total amount of US$
2,510,000 by issuance of the series A preferred shares of Jingdong Express (“Jingdong Express Series A Preferred Shares”), representing approximately 19% of the ownership of Jingdong Express on a fully diluted basis.
The Group determined that Jingdong Express Series A Preferred Shares should be classified as mezzanine equity upon their issuance since they were contingently redeemable by the holders 5 years from the issuance date in the event that a qualified initial public offering (“Qualified IPO”) has not occurred and the Jingdong Express Series A Preferred Shares have not been converted. The Qualified IPO is defined as an IPO that (i) has been approved by the Board of Directors of Jingdong Express or (ii) with the offering price per share that values Jingdong Express at no less than US$20,000,000 on a fully diluted basis immediately following the completion of such offering.
The Group records accretion on the Jingdong Express Series A Preferred Shares, where applicable, to the redemption value from the issuance dates to the earliest redemption dates.
The Group determined that there were no embedded derivatives requiring bifurcation as the economic characteristics and risks of the embedded conversion and redemption features are clearly and closely related to that of the Jingdong Express Series A Preferred Shares. The
Jingdong Express Series A

Preferred Shares are not readily convertible into cash as there is not a market mechanism in place for trading of Jingdong Express’s shares.
The Group has determined that there was no embedded beneficial conversion feature attributable to the Jingdong Express Series A Preferred Shares because the initial effective conversion prices were higher than the fair value of Jingdong Express’s ordinary shares determined by the Group with the assistance from an independent valuation firm.

3

JD.com, Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in thousands, except for share, per share data or otherwise noted)

1 6 .	Convertible redeemable non-controlling interests (Continued)

The convertible redeemable
non-controlling
interests for the nine months ended September 30, 2018 and 2019 are summarized below:

	Number of shares	Amount
		RMB
Balance as of January 1, 2018	—	—
Issuance	984,000,000	15,629,605
Less: preferred shares issuance costs		(14,406)
Net income attributable to mezzanine equity classified non-controlling interests shareholders		1,653

Balance as of September 30, 2018	984,000,000	15,616,852

Balance as of January 1, 2019	1,004,000,000	15,961,284
Net income attributable to mezzanine equity classified non-controlling interests shareholders		2,303

Balance as of September 30, 2019	1,004,000,000	15,963,587

1 7 .	Financing for JD Health
In
May
2019, the
Group’s
healthcare
subsidiary,
 JD Health International
,
Inc. (“JD Health”)
entered into definitive agreements for the non-redeemable series A preferred share financing
(“JD Health Series A P
referred
Shares
”) with
a
group of third-party investors. The total amount of
financing

raised was
 US$931

m
illion
,
representing 13.5% of the ownership of JD Health on a fully diluted basis.
The Group determined that JD Health Series A P
referred
Shares should be classified as
non-controlling
interests upon
its
issuance since they were not redeemable by the holders. As of September 30, 2019, among
the
proceeds
received, RMB363,194 was recorded a
s
non-controlling
interests and RMB3,057,958 was recorded a
s
additional
paid-in
capital.

F-
5
4

JD.com, Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in thousands, except for share, per share data

or otherwise noted
)

1 8 .	Ordinary shares

Upon inception, 1 ordinary share was issued at a par value of US$0.00002 per share.
In March 2014, the Company issued 351,678,637 ordinary shares to Huang River Investment Limited, a wholly owned subsidiary of Tencent
Holdings Limited (“Tencent”),
in connection with Tencent Transaction (Note
23
). Additionally, upon the initial public offering in May 2014, the Company issued 166,120,400 Class A ordinary shares. Concurrently, the Company issued 139,493,960 Class A ordinary shares in a private placement to Huang River Investment Limited.
In June 2016, the Company issued 144,952,250 Class A ordinary shares to Newheight Holdings Ltd., a wholly owned subsidiary of Walmart, in connection with Walmart Transaction.
In June 2018, the Company issued 27,106,948 Class A ordinary shares to Google LLC, and received a consideration of US$549,836 (RMB3,531,870) after deducting financing charges.
In May 2019, the Company issued 8,127,302 Class A ordinary shares to Huang River Investment
Limited (Note
23
).
The ordinary shares reserved for future exercise of the RSUs and share options were 160,323,374 and 137,932,286 as of December 31, 2018 and September 30, 2019, respectively.
19 .	Share repurchase program

In December 2018, the Company’s Board of Directors authorized a share repurchase program
(“2018 share repurchase program”) under
which the Company may repurchase up to US$1,000,000 worth of its
American depositary shares (“
ADSs
”)

over the following
12
months. The share repurchases may be made in accordance with applicable laws and regulations through open market transactions, privately negotiated transactions or other legally permissible means as determined by the management.
Under 2018 share repurchase program, as
of September 30, 2019, the Company had repurchased 2,332,048 ADSs. In December 2018, the Company repurchased 1,396,200 ADSs for US$29,999 (RMB205,886) on the open market, at a weighted average price of US$21.48 per ADS. In January 2019, the Company repurchased 935,848 ADSs for US$19,101 (RMB131,010) on the open market, at a weighted average price of US$20.41 per ADS. The Company accounts for the
repurchased ordinary shares under the cost method and includes such treasury stock as a component of the shareholders’ equity.

F-
5
5

JD.com, Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in thousands, except for share, per share data

or otherwise noted
)

2 0 .	Other comprehensive income
Changes in the composition of accumulated other comprehensive income attributable to ordinary shareholders for the nine months ended September 30, 2018 and 2019 are as follows:

	Foreign currency translation adjustments	Net unrealized gains/(losses) on available-for-sale securities	Total
	RMB	RMB	RMB
Balances as of January 1, 2018	661,685	1,180,396	1,842,081
Cumulative effect of changes in accounting principles related to financial instruments	—	(1,156,642)	(1,156,642)
Other comprehensive income/(loss)	2,768,935	(21,076)	2,747,859

Balances as of September 30, 2018	3,430,620	2,678	3,433,298
Balances as of January 1, 2019	3,358,469	627	3,359,096
Other comprehensive income	1,523,784	37,583	1,561,367

Balances as of September 30, 2019	4,882,253	38,210	4,920,463

Amounts included in accumulated other comprehensive
income are recorded net of their related income tax effects.
2 1 .	Share-based compensation
For the nine months ended September 30, 2018 and 2019, total share-based compensation expenses recognized were RMB2,622,942 and RMB2,663,590, respectively. The table below sets forth the allocation of share-based compensation expenses:

	For the nine months ended September 30,
	2018	2019
	RMB	RMB
Cost of revenues	47,997	57,687
Fulfillment	324,096	304,134
Marketing	138,247	180,441
Technology and content	811,769	964,105
General and administrative	1,300,833	1,157,223

Total	2,622,942	2,663,590

Share incentive plan
The Company granted share-based awards to eligible employees and non-employees
pursuant to the 2008, 2009, 2010, 2011 stock incentive plans and 2011 special stock incentive plan (collectively, the “Plans”), which governed the terms of the awards. On December 20, 2013, the Company adopted a 2013 Share Incentive Plan (“2013 Plan”), which was approved by the
b
oard of
d
irectors of the Company, to replace the Plans. The awards granted and outstanding under the Plans will survive and remain effective and binding under the 2013 Plan, subject to certain amendments to the original award agreements. The adoption of the
2013 Plan did not result in any significant incremental share-based compensation expenses. The 2013 Plan was replaced by a share incentive plan entitled “Share Incentive Plan” containing substantially the same terms as the 2013 Plan on November 13, 2014.
As of September 30, 2019, the Group had reserved 144,520,143 ordinary shares available to be granted as share-based awards under the Share Incentive Plan.

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5
6

JD.com, Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in thousands, except for share, per share data

or otherwise noted
)

2 1 .	Share-based compensation (Continued)

(1)	Employee and non-employee awards
The RSUs and share options are generally scheduled to be vested over two to ten years.
One-second,
one-third,
one-fourth,
one-fifth,
one-sixth,
or one-tenth of the awards, depending on different vesting schedules of the Plans, shall be vested upon the end of the calendar year in which the awards were granted or the first anniversary dates of the grants, and the remaining of the awards shall be vested on straight line basis at the end of the remaining calendar or the anniversary years. Starting from the year ended December 31, 2016, certain awards had multiple tranches with tiered vesting commencement dates from 2016 to 2025, and each of the tranches is subject to a six-year
vesting schedule.
Upon JD Digits reorganization, the employees’ status of JD Digits changed from the employee
s
of the Company’s subsidiary to
non-employee
s
of the Company. Share-based awards granted by the Company to employees of JD Digits and share-based awards granted by JD Digits to employees of the Company are insignificant for all
the years presented.

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7

JD.com, Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in thousands, except for share, per share data or otherwise noted)

2 1 .	Share-based compensation (Continued)

(2)	Founder awards
In May 2015, the board of directors
of the Company

approved a
10-year
compensation plan for Mr. Richard Qiangdong Liu
(Mr. Liu), the Founder.

Under this plan, Mr. Liu will receive RMB0.001 per year in cash salary and zero cash bonus during the
10-year
period. Mr. Liu was granted an option to acquire a total of 26,000,000 Class A ordinary shares of the Company with an exercise price of US$16.70 per share (or US$33.40 per ADS) under the Company’s Share Incentive Plan, subject to a
10-year
vesting schedule with 10% of the awards vesting on each anniversary of the grant date. The Company will not grant any additional equity incentive to Mr. Liu during the
10-year
period.
(3)	Share-based compensation of subsidiaries
In
April

2018, JD Logistics granted share-based awards
(“JD Logistics Plan”)

to eligible employees to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of JD Logistics. The
JD Logistics

Plan consists of share options, RSU and other types of awards. Total share-based compensation expenses recognized by JD Logistics for the share options granted w ere
RMB262,169 and RMB418,066 for the nine months ended September
 30, 2018 and 2019, respectively
.

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JD.com, Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in thousands, except for share, per share data or otherwise noted)

2 2 .	Net income per share
Basic and diluted net income per share for each of the period presented are calculated as follows:

	For the nine months ended September 30,
	2018	2019
	RMB	RMB
Numerator:
Net income attributable to ordinary shareholders	2,313,093	8,550,201

Denominator:
Weighted average number of shares – basic	2,872,165,698	2,909,097,086
Adjustments for dilutive options and RSUs	73,065,301	53,911,759

Weighted average number of shares – diluted	2,945,230,999	2,963,008,845

Basic net income per share attributable to ordinary shareholders	0.81	2.94

Diluted net income per share attributable to ordinary shareholders	0.79	2.89
B
asic net income per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted net income per share is computed using the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the respective period
. The potentially dilutive ordinary shares that were not included in the calculation of diluted net income per share in the periods presented where their inclusion would be anti-dilutive include RSUs and options to purchase ordinary shares of 159,258,476 and 152,499,423 for the nine months ended September 30, 2018 and 2019 on a weighted average basis, respectively. For the nine months ended September 30,
2018 and 2019, as JD Logistics was in a loss position, the effect of redemption feature of Jingdong Express Series A Preferred Shares was anti-dilutive and excluded from the calculation of diluted net income per share.

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JD.com, Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in thousands, except for share, per share data or otherwise noted)

2 3 .	Related party transactions

The table below sets forth the major related parties and their relationships with the Group as of September 30, 2019:

Name of related parties	Relationship with the Group
Tencent and its subsidiaries (“Tencent Group”)	A shareholder of the Group
Bitauto and its subsidiaries (“Bitauto Group”)	An investee of the Group
Tuniu and its subsidiaries (“Tuniu Group”)	An investee of the Group
Dada and its subsidiaries (“Dada Group”)	An invest e e of the Group
JD Digits	An entity and its subsidiaries controlled by the Founder
Core Fund	An investee of the Group
AiHuiShou and its subsidiaries (“AiHuiShou Group”)	An investee of the Group
Farfetch and its subsidiaries (“Farfetch Group”)	An investee of the Group

(a)	The Group entered into the following transactions with the major related parties:

Transactions	For the nine months ended September 30,
	2018	2019
	RMB	RMB
Revenues:
Commission from cooperation on advertising business with Tencent Group (*)	229,900	266,775
Services to Tencent Group (*)	217,076	140,428
Services and sales of goods to Dada Group	39,455	50,191
Services and sales of goods to AiHuiShou Group	2,093	59,790
Traffic support, marketing and promotion services provided to AiHuiShou Group	4,022	141,284
Traffic support, marketing and promotion services provided to Bitauto Group	455,539	453,699
Traffic support, marketing and promotion services provided to Tuniu Group	98,761	98,445
Traffic support, marketing and promotion services provided to Dada Group	46,597	46,596
Services and sales of goods to JD Digits	312,237	211,691
Traffic support, marketing and promotion services provided to JD Digits	42,736	2,658
Traffic support, marketing and promotion services provided to Farfetch Group	—	18,560

Operating expenses:
Services and purchases from Tencent Group (*)	819,886	1,369,599
Services from Dada Group	592,367	900,639
Payment processing and other services from JD Digits	2,625,643	3,323,680
Service from Core Fund	—	327,007

Other income:
Income from non-compete agreement with Dada Group	58,178	61,185
Interest income from loans provided to JD Digits	206,016	24,482
Interest income from loans provided to Core Fund	—	65,889

(*)
In March 2014, the Group entered into a series of agreements with Tencent and its affiliates pursuant to which the Group acquired 100% interests in Tencent’s Paipai and QQ Wanggou online marketplace businesses, a 9.9% stake in Shanghai Icson, logistics personnel and certain other assets. The Group also entered into a five-year strategic cooperation agreement and an eight-year non-compete agreement with Tencent. In April 2016, the Group acquired the remaining equity interest in Shanghai Icson by exercising the right
s
previously granted to the Group in March 2014.

(*)
On May 10, 2019, the Company renewed the strategic cooperation agreement with Tencent, for a period of three years starting from May 27, 2019. Tencent continued to offer the Group prominent level 1 and level 2 access points on its Weixin platform to provide traffic support, and the two parties also intend to continue to cooperate in a number of areas including communications, advertising and membership services, among others.
As part of the total consideration, the
Company agreed to issue to Tencent a certain number of the Company’s Class A ordinary shares for a consideration of approximately US$250 million at prevailing market prices at certain pre-determined dates during the three-year period, of which 8,127,302 Class A ordinary shares were issued in May 2019.

Revenues from related parties, excluding those from the major related parties as stated above, represented approximately 0.05% and 0.08% of total net revenues of the Group for the nine months ended September 30, 2018 and 2019, respectively. Transactions with related parties included in operating expenses, excluding those with the major related parties as stated above, represented 0.11% and 0.17% of total operating expenses of the Group for the nine months ended September 30, 2018 and 2019, respectively.

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JD.com, Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in thousands, except for share, per share data or otherwise noted)

2 3 .	Related party transactions (Continued)

(b)	The Group had the following balances with the major related parties:

	As of
	December 31, 2018	September 30, 2019
	RMB	RMB
Due from Tencent Group	862,781	1,409,072
Due from JD Digits
Loans provided to JD Digits(* * )	4,427,907	3,988,650
Other receivables from/(payables to) JD Digits	(525,669)	1,801,221
Due from Core Fund	—	2,840,364
Due from AiHuiShou Group	2,025	—

Total	4,767,044	10,039,307

Due to Tuniu Group	(585)	(2,192)
Due to Dada Group	(118,135)	(167,475)
Due to AiHuiShou Group	—	(34,490)

Total	(118,720)	(204,157)

Deferred revenues in relation to traffic support, marketing and promotion services to be provided to Bitauto Group	(771,121)	(317,422)
Deferred revenues in relation to traffic support, marketing and promotion services to be provided to Tuniu Group	(214,560)	(116,115)
Deferred revenues in relation to traffic support, marketing and promotion services to be provided to Dada Group	(269,225)	(222,629)
Deferred revenues in relation to traffic support, marketing and promotion services to be provided to AiHuiShou Group	—	(2,007,417)
Deferred revenues in relation to traffic support, marketing and promotion services to be provided to Farfetch Group	—	(203,547)

Total	(1,254,906)	(2,867,130)

Other liabilities in relation to non-compete obligation to Dada Group	(354,236)	(301,875)

Total	(354,236)	(301,875)

(* * )
In relation to the loans provided to JD Digits, the Group charged JD Digits based on fair market interest rate, and cash flows resulted from the loans were presented within investing activities in the unaudited interim condensed consolidated statements of cash flows.

As of December 31, 2018 and September 30, 2019, the Group recorded amount due from related parties other than the major related parties as stated above of RMB265,421 and RMB181,812, which represented approximately 1.77% and 1.76% of the Group’s total accounts receivable, net and prepayments and other current assets, respectively. As of December 31, 2018 and September 30, 2019, the Group recorded amount due to related parties other than the major related parties and deferred revenues in relation to traffic support, marketing and promotion services to be provided to related parties as stated above of RMB168,621 and RMB81,402, which represented approximately 0.15% and 0.06% of the Group’s total accounts payable, advance from customers, accrued expenses and other current liabilities, deferred revenues and other non-current
liabilities, respectively.

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1

JD.com, Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in thousands, except for share, per share data or otherwise noted)

2 3 .	Related party transactions (Continued)

(c)	Other information related to related party transactions:

Based on a series of agreements signed on January 1, 2016, JD Digits will perform the credit risk assessment and other related services in relation to consumer financing business and obtain the rewards from such services, thus JD Digits will purchase the consumer financing receivables past due over certain agreed period of time from the Group at carrying values without recourse and also agree to bear other cost in direct relation to the consumer financing business to absorb the risks. In connection with the agreements, the total amount of over-due
consumer financing receivable related to the consumer financing business transferred from the Group to JD Digits were RMB193,223 and RMB175,994 for the nine months ended September 30, 2018 and 2019, respectively. In connection with the consumer financing business, JD Digits charged the Group RMB721,464 and RMB892,458, for the nine months ended September 30, 2018 and 2019 for payment processing services provided to the Group, respectively,

which are included in “payment processing and other services from JD Digits” stated above.
The Group also transferred certain financial assets to JD Digits with or without recourse at fair value. The accounts receivable transferred with recourse were RMB739,923 and nil for the nine months ended September 30, 2018 and 2019, respectively,

which were not derecognized, while the accounts receivable transferred without recourse were RMB5,048,644 and

RMB
13,484,073

for the nine months ended September 30, 2018 and 2019, respectively
, and were derecognized.
Mr. Richard Qiangdong Liu, the Group’s Chairman of the
b
oard and
the
Chief Executive Officer, has purchased his own aircraft for both business and personal use. The use of the aircraft in connection with the performance of his duty as employee is free of charge to the Group, and the Group has agreed to assume the cost of maintenance, crew and operations of the aircraft relating to the use of the aircraft. Such maintenance and incidental costs were insignificant for all periods presented.
The terms of the agreements with the related parties are determined based on contracted prices negotiated with other parties in normal commercial terms.

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2

JD.com, Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in thousands, except for share, per share data or otherwise noted)

2 4 .	Segment reporting

The Group has determined that it operates in two operating segments: (1) JD Retail, (2) New Businesses. JD Retail represents core
e-commerce
business. New Businesses include logistics services provided to third parties, technology initiatives and overseas business.
The Group derives the results of the segments directly from its internal management reporting system. The CODM measures the performance of each segment based on metrics of revenue and earnings from operations and uses these results to evaluate the performance of, and to allocate resources to, each of the segments. The Group currently does not allocate assets, share-based compensation expenses and certain operating expenses to its segments, as the CODM does not use such information to allocate resources to or evaluate the performance of the operating segments. As most of the Group’s long-lived assets are located in the PRC and most of the Group’s revenues are derived from the PRC, no geographical information is presented.
The table below provides a summary of the Group’s operating segment results for the nine months ended September 30, 2018 and 2019.

	For the nine months ended September 30,
	2018	2019
	RMB	RMB
Net revenues:
JD Retail	317,531,274	389,167,349
New Businesses	9,669,371	16,493,359
Inter-segment(*)	(732,032)	(276,330)

Total segment net revenues	326,468,613	405,384,378
Unallocated items(**)	718,597	820,068

Total consolidated net revenues	327,187,210	406,204,446

Operating income/(loss):
JD Retail	5,555,883	11,479,158
New Businesses	(3,956,297)	(3,314,824)

Total segment operating income	1,599,586	8,164,334
Unallocated items(**)	(3,279,813)	300,999

Total consolidated operating income/(loss)	(1,680,227)	8,465,333
Total other income	4,123,068	1,194,224

Income before tax	2,442,841	9,659,557

(*)	The inter-segment eliminations mainly consist of services provided by JD Retail to overseas business, and certain
services provided by JD Logistics to the vendors of JD Retail, which the Group record
s
as a deduction of cost of revenues at the consolidated level.

(**)
Unallocated items include share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, effects of business cooperation arrangements, gain on disposals of long-lived assets, and impairment of goodwill and intangible assets, which are not allocated to segments.

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JD.com, Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in thousands, except for share, per share data or otherwise noted)

2 5 .	Employee benefit

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries, consolidated VIEs and VIEs’ subsidiaries of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefit expenses, which were expensed as incurred, were approximately RMB3,825,281 and RMB4,208,153 for the nine months ended September 30, 2018 and 2019, respectively.
2 6 .	Lines of credit and loan facilities

As of September 30, 2019, the Group had agreements with China commercial banks for unsecured revolving lines of credit, and increased its revolving lines of credit to
RM
B
65,411,062, which will expire through 2019 to 2020. The Group was in compliance with the financial covenants, if any, under those lines of credit as of September 30, 2019.
As of September 30, 2019, under the lines of credit, the Group had RMB23,144,408 reserved for the issuance of bank acceptance and RMB1,096,040 reserved for the bank guarantee.
In December 2017, the Group entered into a
5-year
US$1,000,000 term and revolving credit facilities agreement with a group of 24 arrangers. The facilities were priced at 115 basis points over
London Interbank Offered Rate
. The use of proceeds of the facilities was intended for general corporate purposes. As of September 30, 2019, the Group had an undrawn balance of US$550,000 under the credit facilities agreement, with a commitment fee of 0.2% per annum on the undrawn portion, which will be expired one month prior to the final maturity date, which is sixty months after the date of this credit facilities agreement.
2 7 .	Commitments and contingencies

Operating lease commitments for offices and fulfillment infrastructure
s
The Group leases
offices, and
fulfillment infrastructures under
non-cancelable
operating lease agreements. Future minimum lease payments under these non-cancelable
operating lease agreements with initial terms longer than twelve months are disclosed
as maturity of lease liabilities in Note
1
1
.

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4

JD.com, Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in thousands, except for share, per share data or otherwise noted)

2 7 .	Commitments and contingencies (Continued)

Commitments for internet data center (“IDC”) service fee
The Group entered into
non-cancelable
 IDC service agreements. The related expenses were RMB1,022,241 and RMB1,755,954 for the nine months ended September 30, 2018 and 2019, respectively, and were charged to unaudited interim condensed consolidated statements of operations and comprehensive income when incurred.
Future minimum payments under these
non-cancelable
agreements with initial terms of one year or more consist of the following:

As of September 30, 2019
RMB
Remainder of 2019	339,529
2020	910,004
2021	596,499
2022	510,313
2023	449,274
2024 and thereafter	446,997

Total	3,252,616

Capital commitments
The Group’s capital commitments primarily relate to commitments on construction and purchase of office building and warehouses. Total capital commitments contracted but not yet reflected in the unaudited interim condensed consolidated financial statements amounted to RMB6,180,477 as of September 30, 2019. All of these capital commitments will be fulfilled in the following years according to the construction progress.
Long-term debt obligations
The Group’s long-term debt obligations include unsecured senior notes and long-term borrowings. The amounts exclude the corresponding interest payable. The expected repayment schedule of the unsecured senior notes is
disclosed in Note 1
0
.
Legal proceedings
From time to time, the Group is subject to legal proceedings and claims in the ordinary course of business. Third parties assert patent infringement claims against the Group from time to time in the form of letters, lawsuits and other forms of communication. In addition, from time to time, the Group receives notification from customers claiming that they are entitled to indemnification or other obligations from the Group related to infringement claims made against them by third parties. Litigation, even if the Group is ultimately successful, can be costly and divert management’s attention away from the day-to-day
operations of the Group.
The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. The Group has not recorded any material liabilities in this regard as of December 31, 2018 and September 30, 2019.
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